SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No.  )
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLUEGREEN VACATIONS CORPORATION
(Name of the Issuer)

BBX Capital Corporation
Woodbridge Holdings Corporation
BXG Acquisition Sub Corporation
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
09629F108
(CUSIP Number of Class of Securities)

Alan B. Levan
Chairman and Chief Executive Officer
BBX Capital Corporation
401 East Las Olas Boulevard
Suite 800
Fort Lauderdale, Florida 33301
(954) 940-4900
(Name, Address, and Telephone Numbers of Persons Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

copies to:
Alison W. Miller
Stearns Weaver Miller Weissler Alhadeff  & Sitterson, P.A.
150 West Flagler Street
Suite 2200
Miami, Florida 33130
(305) 789-3200
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This statement is filed in connection with (check the appropriate box):
☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer.

☒
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$114,958,608	$13,933

*
For purposes of calculating the filing fee only in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value equals the merger consideration of  $16.00 per share multiplied by the 7,184,913 outstanding shares of the issuer’s common stock held by persons other than Woodbridge Holdings Corporation, which owns approximately 90.3% of the issuer’s outstanding common stock and is a filing person of this Schedule 13E-3. The transaction value does not reflect any of the outstanding stock appreciation rights with respect to the issuer’s common stock as the per share exercise price of each outstanding stock appreciation right exceeds the merger consideration of  $16.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, was calculated by multiplying the transaction valuation of  $114,958,608 by 0.0001212.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

i

SUMMARY TERM SHEET
The following summary term sheet provides an overview of the “going private” merger involving Bluegreen Vacations Corporation (“Bluegreen”), Woodbridge Holdings Corporation (“Woodbridge”), a wholly owned subsidiary of BBX Capital Corporation (“BBX Capital”), and BXG Acquisition Sub Corporation, a newly-formed wholly owned subsidiary of Woodbridge (“Merger Sub”), which will be effected by way of a statutory “short-form” merger pursuant to Section 607.1104 of the Florida Business Corporation Act (the “FBCA”). The following is a summary only and does not contain all of the information regarding the merger that may be relevant to you as a shareholder of Bluegreen. For more detailed information regarding the merger, including the effects of the merger, how it affects you, and what your rights are with respect to the merger, as a shareholder of Bluegreen, and the position of Woodbridge, Merger Sub and BBX Capital regarding the fairness of the merger, you should carefully review this Schedule 13E-3 in its entirety. Page references have been included parenthetically to direct you to a more complete description of the topics presented in this summary.
Introduction (page 6)
This Schedule 13E-3 (this “Schedule 13E-3”) is being filed by BBX Capital, Woodbridge and Merger Sub (collectively, the “Filing Persons”) in connection with the contemplated statutory “short-form” merger under Section 607.1104 of the FBCA, pursuant to which Merger Sub would merge with and into Bluegreen (the “Merger”), with Bluegreen being the surviving corporation of the Merger and becoming a wholly owned subsidiary of Woodbridge and an indirect wholly owned subsidiary of BBX Capital. BBX Capital owns 100% of the stock of Woodbridge.
Woodbridge directly owns approximately 90.3% of Bluegreen’s outstanding common stock. In connection with the Merger, all of the shares of Bluegreen’s common stock outstanding at the effective time of the Merger will be canceled and (other than shares owned by Woodbridge and shares as to which appraisal rights are exercised and perfected in accordance with the FBCA) converted into the right to receive $16.00 per share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”).
Purpose of the Merger (page 10)
The purpose of the Merger is to enable Woodbridge to acquire all of the outstanding shares of Bluegreen’s common stock not currently owned by it and to provide the shareholders of Bluegreen other than Woodbridge with liquidity for their shares of Bluegreen’s common stock by entitling them to receive the Merger Consideration of  $16.00 for each share held by them at the effective time of the Merger without incurring brokerage fees or commissions or other transaction costs associated with open market sales. In addition, the Merger will allow Bluegreen’s shareholders to receive this fixed cash amount per share without the risk that adverse changes in Bluegreen’s business, operations or prospects, sales of large amounts of shares by certain significant shareholders of Bluegreen, or other factors, including adverse economic or market conditions generally, may adversely impact the market price of Bluegreen’s common stock and therefore decrease the price at which Bluegreen’s shareholders may sell their shares in the open market or otherwise. In addition, because BBX Capital is a public company and will, indirectly through Woodbridge, own, among its other holdings, 100% of Bluegreen following the Merger, shareholders of Bluegreen may choose to purchase shares of BBX Capital’s Class A Common Stock and/or Class B Common Stock following the Merger if they desire to continue to have an economic interest with respect to Bluegreen’s business. BBX Capital’s Class A Common Stock is listed on the NYSE under the ticker symbol “BBX.” BBX Capital’s Class B Common Stock is traded on the OTCQX under the ticker symbol “BBXTB.” The market for BBX Capital’s shares has generally been substantially more liquid than the market for Bluegreen’s common stock. The trailing three months daily average trading volume of BBX Capital’s stock was approximately 266,000 shares, compared to approximately 86,000 shares with respect to Bluegreen’s common stock. In addition, BBX Capital’s unaffiliated public float is approximately 60.9 million shares, compared to an unaffiliated public float of approximately 7.1 million shares for Bluegreen.

Principal Terms and Expected Timing of the Merger
The Merger (page 10)
As described above, on the effective date of the Merger, Merger Sub will merge with and into Bluegreen in a “short-form” merger under Section 607.1104 of the FBCA, with Bluegreen being the surviving corporation of the Merger and becoming a wholly owned subsidiary of Woodbridge. Pursuant to Section 607.1104 of the FBCA, Woodbridge, as the holder of more than 80% of the outstanding shares of Bluegreen’s common stock, may effect the Merger without the approval of, or action by, the Board of Directors or any other shareholders of Bluegreen. CONSEQUENTLY, THE BOARD OF DIRECTORS OF BLUEGREEN HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER, AND THE SHAREHOLDERS OF BLUEGREEN ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE MERGER.
Woodbridge intends to effect the Merger on the date which is 30 days after this Schedule 13E-3, including the Plan of Merger related to the Merger which is attached as Annex A hereto (the “Plan of Merger”), is first mailed to Bluegreen’s shareholders, or as soon as practicable thereafter. However, neither Woodbridge nor any other Filing Person is under any obligation to cause the Merger to be completed at such time or at any other time in the future, and Woodbridge could decide to terminate the Merger at any time before it becomes effective.
Merger Consideration (page 10)
Upon the effectiveness of the Merger, all of the shares of Bluegreen’s common stock outstanding at the effective time of the Merger will be canceled and (other than shares owned by Woodbridge and shares as to which appraisal rights are exercised and perfected in accordance with the FBCA) converted into the right to receive the Merger Consideration of  $16.00 per share in cash, without interest and less any applicable withholding taxes.
Bluegreen Shares Outstanding; Ownership by the Filing Persons (page 6)
To the knowledge of the Filing Persons, there were 74,445,923 shares of Bluegreen’s common stock outstanding as of February 28, 2019. Woodbridge directly owns 67,261,010 shares of Bluegreen’s common stock, which represents approximately 90.3% of the total outstanding shares of Bluegreen’s common stock. The shares of Bluegreen’s common stock held by Woodbridge may be deemed to be beneficially owned by BBX Capital, the parent company of Woodbridge.
Payment for Shares (page 6)
Unless you exercise your appraisal rights under the FBCA, you will be paid for the shares of Bluegreen’s common stock that you hold at the effective time of the Merger promptly after your compliance with the instructions to receive such payment set forth in the Notice of Merger and Appraisal Rights and Letter of Transmittal, including delivery to the paying agent for the Merger selected by Woodbridge prior to the effective time of the Merger (the “Paying Agent”), of a properly completed and executed Letter of Transmittal. The Notice of Merger and Appraisal Rights and Letter of Transmittal will be mailed to shareholders of record of Bluegreen as of the effective time of the Merger within 10 calendar days following the effective time of the Merger.
Source and Amount of Funds (page 30)
The total amount of funds expected to be required to pay the aggregate Merger Consideration for all shares of Bluegreen’s common stock not owned by Woodbridge and to pay related fees and expenses is estimated to be approximately $115.3 million, including approximately $370,000 of fees and expenses. It is expected that BBX Capital will contribute to Woodbridge, from BBX Capital’s cash on hand or otherwise available to it, the total amount of required funds immediately prior to the effective date of the Merger. None of BBX Capital, Woodbridge nor any of the other Filing Persons have any present plans for alternative funding.

Conditions to Completing the Merger (page 30)
The Merger is not subject to any financing condition or any other conditions to completing the Merger. However, as described above, neither Woodbridge nor any other Filing Person is under any obligation to cause the Merger to be completed, and Woodbridge could decide to terminate the Merger at any time before it becomes effective.
The Filing Persons’ Position on the Fairness of the Merger (page 16)
The Filing Persons believe that the Merger is fair to the shareholders of Bluegreen who are not affiliated with the Filing Persons (the “Unaffiliated Shareholders”) based primarily upon the following factors:
•
The Merger Consideration of  $16.00 per share represents a premium of  (i) approximately 19% to $13.46, the closing price of Bluegreen’s common stock on the NYSE on March 1, 2019 (the last trading date prior to BBX Capital’s public announcement before the opening of trading on March 4, 2019 that it intended to take Bluegreen private through the Merger) and (ii) approximately 19% to $13.41, which is the average closing price of Bluegreen’s common stock on the NYSE for the thirty-day trading period ended March 1, 2019.

•
In connection with the determination of the Merger Consideration, Twinberry Partners, LLC, an independent valuation and corporate finance advisory firm (“Twinberry Partners”), was engaged to provide certain analyses with respect to the value of Bluegreen’s common stock.

•
The $16.00 per share Merger Consideration exceeds Bluegreen’s implied equity value based on each of  (i) a discounted cash flow analysis, which ranged from $13.30 per share to $15.25 per share, (ii) a market transaction analysis, which ranged from $13.70 per share to $13.83 per share, and (iii) a select public company analysis, which ranged from $14.30 per share to $14.77 per share, and as adjusted for differences in required investor returns based on, and by comparing, relative differences in growth, operational efficiency and cost of equity between Bluegreen and the selected public companies, ranged from $13.50 per share to $13.90 per share, in each case, based on the analyses performed by Twinberry Partners.

•
Woodbridge owns approximately 90.3% of Bluegreen’s outstanding common stock and, accordingly, Bluegreen’s common stock has limited liquidity and it therefore may be difficult for the Unaffiliated Shareholders to sell shares of Bluegreen’s common stock without adversely impacting the market price thereof.

•
The Merger will enable Bluegreen’s shareholders other than Woodbridge, including the Unaffiliated Shareholders, to realize (without the payment of any brokerage fees or commissions) a cash value for all of their shares, which would otherwise be difficult to achieve, especially given the illiquidity of the market, and without the risk that adverse changes in Bluegreen’s business, operations or prospects, sales of large amounts of shares by certain significant shareholders of Bluegreen, or other factors, including adverse economic or market conditions generally, may adversely impact the market price of Bluegreen’s common stock and therefore decrease the price at which Bluegreen’s shareholders may sell their shares in the open market or otherwise.

•
Because Bluegreen will become a wholly owned subsidiary of Woodbridge as a result of the Merger, the Unaffiliated Shareholders would no longer bear the risks of Bluegreen’s business, operations and industry, including the risks of any decrease in the value of Bluegreen and the other risks described in Bluegreen’s filings with the Securities and Exchange Commission (the “SEC”), which risks will be borne 100% by Woodbridge, BBX Capital and BBX Capital’s shareholders following the Merger, although, following the Merger, the Unaffiliated Shareholders would no longer be entitled to any of the rewards or benefits of ownership of Bluegreen, including those related to dividend payments or any earnings, appreciation or growth of Bluegreen.

•
The market for BBX Capital’s shares has generally offered substantially greater liquidity than the market for Bluegreen’s common stock, and BBX Capital will, indirectly through Woodbridge, own, among its other holdings, 100% of Bluegreen following the Merger. Shareholders of Bluegreen who wish to continue to hold an economic interest in Bluegreen after the Merger may choose to purchase shares of BBX Capital’s Class A Common Stock (which is listed on the NYSE under the ticker symbol “BBX”) and/or Class B Common Stock (which is traded on the OTCQX under the ticker symbol “BBXTB”).

•
The Unaffiliated Shareholders will be entitled to exercise appraisal rights and demand “fair value” for their shares as determined in accordance with the FBCA, which may be equal to, more than, or less than the Merger Consideration of  $16.00 per share to which the Unaffiliated Shareholders would otherwise be entitled in connection with the Merger.

Consequences of the Merger (page 13)
Completion of the Merger will have the following consequences:
•
Merger Sub will merge with and into Bluegreen, with Bluegreen being the surviving corporation of the Merger and becoming a wholly owned subsidiary of Woodbridge.

•
Each share of Bluegreen’s common stock outstanding at the effective time of the Merger will be canceled and (other than shares owned by Woodbridge and shares as to which appraisal rights are exercised and perfected in accordance with the FBCA) converted into the right to receive the Merger Consideration of  $16.00 per share in cash, without interest and less any applicable withholding taxes.

•
Bluegreen’s common stock will be delisted from the New York Stock Exchange (the “NYSE”), will no longer be publicly traded, and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•
Bluegreen will no longer be subject to the reporting requirements of the Exchange Act, including requirements to file annual and other periodic or current reports or to provide the type of going private disclosure contained in this Schedule 13E-3; however, Bluegreen will continue to be an indirect subsidiary of BBX Capital, which is a public company traded on the New York Stock Exchange (BBX: NYSE) and, as such, is subject to the above-described disclosure requirements and other rules and regulations of the SEC.

•
Woodbridge, as the sole shareholder of Bluegreen, BBX Capital, as the parent company of Woodbridge, and the shareholders of BBX Capital will be entitled to 100% of the benefits and rewards and bear 100% of the risks with respect to the ownership of Bluegreen, including rewards relating to the earnings, appreciation and growth of Bluegreen and risks relating to Bluegreen, business, operations and industry and any decrease in the value of Bluegreen.

Appraisal Rights (page 26)
Under the FBCA, as a shareholder of Bluegreen, you may exercise appraisal rights in connection with the Merger. If you exercise and perfect appraisal rights in accordance with the FBCA, in lieu of the Merger Consideration otherwise payable for the shares of Bluegreen’s common stock that you own at the effective time of the Merger, you will be entitled to receive a cash payment equal to the “fair value” of those shares, as determined in accordance with the FBCA. Pursuant to the FBCA, “fair value” means the value of the shares immediately before the effective time of the Merger excluding any appreciation or depreciation in anticipation of the Merger (unless exclusion would be inequitable) and could be more than, less than or equal to the Merger Consideration of  $16.00 per share. If you wish to exercise appraisal rights, you must comply with the requirements under the FBCA for exercising and perfecting those rights. The appraisal rights statutes of the FBCA are described under “Item 4(d). Appraisal Rights” beginning on page 26 of this Schedule 13E-3. The full text of the appraisal rights statutes of the FBCA is attached as Exhibit (f) to this Schedule 13E-3 and will also be included in the Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to shareholders of record of Bluegreen as of the effective time of the Merger within 10 calendar days following the effective time of the Merger. The Filing Persons believe that

Florida law generally provides that appraisal rights are the sole remedy for any shareholder claims associated with the Merger. The statutory right to seek appraisal is complicated and any failure to properly comply with the requirements will result in an irrevocable loss of appraisal rights. Accordingly, you are encouraged to read the appraisal rights statutes carefully and in their entirety and to seek advice from legal counsel if you wish to exercise appraisal rights. It is the Filing Persons’ position that delivery of an executed Letter of Transmittal in order to receive the Merger Consideration will constitute a waiver of statutory appraisal rights.
Where You Can Find More Information
Additional information regarding Bluegreen is available from its public filings with the SEC. Bluegreen also maintains a website at www.bluegreenvacations.com. Information contained on or connected to Bluegreen’s website is not incorporated by reference into this Schedule 13E-3 and should not be considered part of this Schedule 13E-3 or any other filing that the Filing Persons make with the SEC.
See also “Item 2. Subject Company Information” beginning on page 23 of this Schedule 13E-3 and “Item 3. Identity and Background of Filing Persons” beginning on page 24 of this Schedule 13E-3.

INTRODUCTION
This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by BBX Capital Corporation, a Florida corporation (“BBX Capital”), Woodbridge Holdings Corporation, a Florida corporation and wholly owned subsidiary of BBX Capital (“Woodbridge”), and BXG Acquisition Sub Corporation, a Florida corporation and wholly owned subsidiary of Woodbridge (“Merger Sub” and, collectively with BBX Capital and Woodbridge, the “Filing Persons”), in connection with the contemplated statutory “short-form” merger (the “Merger”) under Section 607.1104 of the Florida Business Corporation Act (the “FBCA”), pursuant to which Merger Sub would merge with and into Bluegreen Vacations Corporation, a Florida corporation (“Bluegreen”), with Bluegreen being the surviving corporation of the Merger and becoming a wholly owned subsidiary of Woodbridge.
Woodbridge currently owns approximately 90.3% of Bluegreen’s outstanding common stock. In connection with the Merger, all of the shares of Bluegreen’s common stock outstanding at the effective time of the Merger will be canceled and (other than shares owned by Woodbridge and shares as to which appraisal rights are exercised and perfected in accordance with the FBCA) converted into the right to receive $16.00 per share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). No consideration will be paid in the Merger in respect of the shares of Bluegreen’s common stock owned by Woodbridge.
Unless you exercise your appraisal rights under the FBCA, you will be paid for the shares of Bluegreen’s common stock that you hold at the effective time of the Merger promptly after your compliance with the instructions to receive such payment set forth in the Notice of Merger and Appraisal Rights and Letter of Transmittal, including delivery to the Paying Agent for the Merger of a properly completed and executed Letter of Transmittal. The Notice of Merger and Appraisal Rights and Letter of Transmittal will be mailed to shareholders of record of Bluegreen as of the effective time of the Merger within 10 calendar days following the effective time of the Merger. If you are not the record holder of your shares, these documents should be sent to you, as the beneficial owner of the shares, by your bank, broker or other nominee holder.
The officers and directors of Bluegreen will not receive cash payments in connection with the Merger other than as holders of shares of Bluegreen’s common stock. The aggregate amount expected to be paid to the officers and directors of Bluegreen in connection with the Merger, as holders of shares of Bluegreen’s common stock, is estimated to be approximately $1.4 million.
To the knowledge of the Filing Persons, Bluegreen does not have any restricted stock, options or other equity-based awards outstanding, other than 559,194 stock appreciation rights (“SARs”) with respect to Bluegreen’s common stock. Each outstanding SAR may be settled in cash only and has an exercise price which is greater than the Merger Consideration of  $16.00 per share. Accordingly, no holder of an outstanding SAR will receive any payment or other consideration in respect of such SAR pursuant to the Merger. It is not expected that any additional SARs or other equity-based awards of Bluegreen will be granted prior to the Merger.
To the knowledge of the Filing Persons, there were 74,445,923 shares of Bluegreen’s common stock outstanding as of February 28, 2019. Woodbridge directly owns 67,261,010 shares of Bluegreen’s common stock, which represents approximately 90.3% of the total outstanding shares of Bluegreen’s common stock. The shares of Bluegreen’s common stock held by Woodbridge may be deemed to be beneficially owned by BBX Capital, the parent company of Woodbridge. Merger Sub does not beneficially own any shares of Bluegreen’s common stock.
Pursuant to Section 607.1104 of the FBCA, Woodbridge, as the holder of more than 80% of the outstanding shares of Bluegreen’s common stock, may effect the Merger without the approval of, or action by, the Board of Directors or any other shareholders of Bluegreen. CONSEQUENTLY, THE BOARD OF DIRECTORS OF BLUEGREEN HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER, AND THE SHAREHOLDERS OF BLUEGREEN ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE MERGER.
Woodbridge intends to effect the Merger on the date which is 30 days after this Schedule 13E-3, including the accompanying Plan of Merger related to the Merger which is attached as Annex A hereto (the

“Plan of Merger”), is first mailed to Bluegreen’s shareholders, or as soon as practicable thereafter. However, neither Woodbridge nor any other Filing Person is under any obligation to cause the Merger to be completed at such time or at any other time in the future, and Woodbridge could decide to terminate the Merger at any time before it becomes effective.
Under the FBCA, as a shareholder of Bluegreen, you may exercise appraisal rights in connection with the Merger. If you exercise and perfect appraisal rights in accordance with the FBCA, in lieu of the Merger Consideration otherwise payable for the shares of Bluegreen’s common stock that you own at the effective time of the Merger, you will be entitled to receive a cash payment equal to the “fair value” of those shares, as determined in accordance with the FBCA. Pursuant to the FBCA, “fair value” means the value of the shares immediately before the effective time of the Merger, excluding any appreciation or depreciation in anticipation of the Merger (unless exclusion would be inequitable) and could be more than, less than or equal to the Merger Consideration of  $16.00 per share. If you wish to exercise appraisal rights, you must comply with the requirements under the FBCA for exercising and perfecting those rights. The appraisal rights statutes of the FBCA are described under “Item 4(d). Appraisal Rights” beginning on page 26 of this Schedule 13E-3. The full text of the appraisal rights statutes of the FBCA is attached as Exhibit (f) to this Schedule 13E-3 and will also be included in the Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to shareholders of record of Bluegreen as of the effective time of the Merger within 10 calendar days following the effective time of the Merger. The Filing Persons believe that Florida law generally provides that appraisal rights are the sole remedy for any shareholder claims associated with the Merger. The statutory right to seek appraisal is complicated and any failure to properly comply with the requirements will result in an irrevocable loss of appraisal rights. Accordingly, you are encouraged to read the appraisal rights statutes carefully and in their entirety and to seek advice from legal counsel if you wish to exercise appraisal rights. It is the Filing Persons’ position that delivery of an executed Letter of Transmittal in order to receive the Merger Consideration will constitute a waiver of statutory appraisal rights.
This Schedule 13E-3 and the documents incorporated herein by reference include certain forward-looking statements. Forward-looking statements include, without limitation, statements regarding the intent, belief, or current expectations of the Filing Persons, and other statements other than statements of historical fact. Forward-looking statements are not guarantees of future performance or otherwise and involve risks and uncertainties. Actual results may differ materially from those described in the forward-looking statements as a result of various factors, including general economic conditions, capital market conditions, competition, and others, many of which are beyond the control of the Filing Persons.

BACKGROUND OF THE MERGER
BBX Capital, a diversified holding company, has, through Woodbridge, had a significant investment in Bluegreen since April 2002, including the period from 2013 through 2017 during which Bluegreen was a wholly owned subsidiary of Woodbridge. Woodbridge currently holds approximately 90.3% of Bluegreen’s outstanding common stock.
During 2017, BBX Capital made a decision to pursue an initial public offering of Bluegreen’s common stock in an effort to take advantage of, among other things, an increase in visibility in the financial and trading markets and greater access to the capital markets expected as a result of Bluegreen becoming a standalone public company. The initial public offering of Bluegreen’s common stock was consummated during November 2017. Bluegreen sold 3,736,723 shares of its common stock in the initial public offering at the public offering price of  $14.00 per share, less underwriting discounts and commissions, for total net proceeds to Bluegreen of approximately $47.3 million. In addition, Woodbridge, as selling shareholder, sold 3,736,722 shares of Bluegreen’s common stock in the initial public offering, including 974,797 shares sold on December 5, 2017 pursuant to the underwriters’ exercise of their option to purchase additional shares, at the public offering price of  $14.00 per share, less underwriting discounts and commissions, for total net proceeds to Woodbridge of approximately $48.7 million.
BBX Capital does not believe that the benefits anticipated from taking Bluegreen public have been fully realized. Among other things, a significant portion of Bluegreen’s public float is currently held by one large institutional shareholder, which adversely impacted the liquidity in the market for Bluegreen’s common stock. Purchases and sales by such a large shareholder has a significant impact on the public trading markets. In addition, BBX Capital believes that, given its and its subsidiaries’ available liquidity, including cash from operations and cash available from credit facilities, especially considering their relationships and dealings with financial institutions and other lenders, and BBX Capital’s access to the capital markets as a public company, BBX Capital and Bluegreen have sufficient cash on hand or available to them to fund their respective businesses and investments without the need for the potential greater access to capital markets resulting from Bluegreen being a standalone public company. In addition, Bluegreen incurs significant costs, but, as described above, has derived only minimal benefits, from being a standalone public company. As a result, BBX Capital determined to take Bluegreen private again and, as described in further detail below and elsewhere herein, determined to pursue the Merger in order to enable Woodbridge to acquire all of the outstanding shares of Bluegreen’s common stock not currently owned by it and to provide the shareholders of Bluegreen other than Woodbridge with liquidity for their shares of Bluegreen’s common stock without incurring brokerage fees or commissions or other transaction costs associated with open market sales and without the risk that adverse changes in Bluegreen’s business, operations or prospects, sales of large amounts of shares by certain significant shareholders of Bluegreen, or other factors, including adverse economic or market conditions generally, may adversely impact the market price of Bluegreen’s common stock and therefore decrease the price at which Bluegreen’s shareholders may sell their shares in the open market or otherwise.
On February 1, 2019, Twinberry Partners was engaged to provide certain analyses with respect to the value of Bluegreen’s common stock.
On March 1, 2019, a special meeting of BBX Capital’s Board of Directors was held. At the meeting, BBX Capital’s Board of Directors discussed the reasons for the Merger, as described above and elsewhere herein. Twinberry Partners then presented to, and discussed with, BBX Capital’s Board of Directors, Twinberry Partners’ valuation analyses, a copy of which was previously circulated to the Board. Representatives of Stearns Weaver Miller Weissler Alhadeff  & Sitterson, P.A., BBX Capital’s outside legal counsel, were also present at the meeting to discuss with BBX Capital’s Board of Directors the terms of the Merger and the requirements and provisions relating thereto under Florida law and federal securities laws. At this point of the meeting, BBX Capital’s Board of Directors discussed at length the Merger and the possible Merger Consideration. It was noted that the Merger would be a going-private transaction and that BBX Capital must determine that the Merger is fair to Bluegreen’s unaffiliated shareholders. BBX Capital’s Board of Directors considered, among the other factors set forth under “Fairness of the Merger — Factors Considered in Determining Fairness” below, Twinberry Partners’ financial analyses and the recent trading prices of Bluegreen’s common stock. Following this discussion and consideration, BBX Capital’s Board of Directors set the Merger Consideration at $16.00 per share, determined that the Merger was substantively and procedurally fair to Bluegreen’s unaffiliated shareholders, and adopted resolutions authorizing Woodbridge to approve the Merger and the transactions relating thereto, including to execute the Plan of Merger and to take such actions as necessary to convert Woodbridge to a Florida corporation in order to effect the Merger under Section 607.1104 of the FBCA.
Woodbridge’s Board of Managers met on March 1, 2019 following the meeting of BBX Capital’s Board of Directors. At the meeting, Woodbridge’s Board of Managers, each of whom is also a director of BBX Capital, approved the Merger Consideration of  $16.00 per share, determined that the Merger was substantively and procedurally fair to Bluegreen’s unaffiliated shareholders, and adopted resolutions approving the Merger and the transactions relating thereto, including the formation of Merger Sub and the conversion of Woodbridge to a Florida corporation in order to effect the Merger under Section 607.1104 of the FBCA.
On March 1, 2019, Merger Sub was formed as a Florida corporation and Woodbridge was converted to a Florida corporation. Following such conversion, Woodbridge, as the parent corporation, executed the Plan of Merger on March 1, 2019.
Prior to the opening of trading on March 4, 2019, BBX Capital issued a press release announcing the contemplated Merger. In additon, a special meeting of Bluegreen’s Board of Directors was held on March 4, 2019 at which Bluegreen’s Board of Directors was notified of BBX Capital’s intention to take Bluegreen private pursuant to the Merger.

SPECIAL FACTORS —
PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER
The Merger
Under Section 607.1104 of the FBCA, a parent corporation may effect a statutory “short-form” merger between two of its corporate subsidiaries, provided the parent owns at least an 80% interest in each class of outstanding stock of each such subsidiary. Woodbridge directly owns approximately 90.3% of the outstanding shares of common stock of Bluegreen and 100% of the outstanding shares of common stock of Merger Sub, a newly-formed wholly owned subsidiary of Woodbridge. Neither Bluegreen nor Woodbridge has any other class or series of stock outstanding. Accordingly, pursuant to Section 607.1104 of the FBCA, Woodbridge has the authority to effect a statutory “short-form” merger between Bluegreen and Woodbridge, and has approved the Merger of Merger Sub with and into Bluegreen, with Bluegreen being the surviving corporation of the Merger and becoming a wholly owned subsidiary of Woodbridge.
Woodbridge intends to effect the Merger on the date which is 30 days after this Schedule 13E-3, including the Plan of Merger related to the Merger, is first mailed to Bluegreen’s shareholders, or as soon as practicable thereafter. However, neither Woodbridge nor any other Filing Person is under any obligation to cause the Merger to be completed at such time or at any other time in the future, and Woodbridge could decide to terminate the Merger at any time before it becomes effective.
Pursuant to Section 607.1104 of the FBCA, Woodbridge, as the holder of more than 80% of the outstanding shares of Bluegreen’s common stock, may effect the Merger without the approval of, or action by, the Board of Directors or any other shareholders of Bluegreen. CONSEQUENTLY, THE BOARD OF DIRECTORS OF BLUEGREEN HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER, AND THE SHAREHOLDERS OF BLUEGREEN ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE MERGER.
Purposes
The purpose of the Merger is to enable Woodbridge to acquire all of the outstanding shares of Bluegreen’s common stock not currently owned by Woodbridge. In addition, the Merger will provide a source of liquidity to the shareholders of Bluegreen other than Woodbridge with respect to their shares of Bluegreen’s common stock by entitling them to receive the Merger Consideration of  $16.00 for each share held by them at the effective time of the Merger without incurring brokerage fees or commissions or other transaction costs associated with open market sales. In addition, the Merger will allow Bluegreen’s shareholders to receive this fixed cash amount per share without the risk that adverse changes in Bluegreen’s business, operations or prospects, sales of large amounts of shares by certain significant shareholders of Bluegreen, or other factors, including adverse economic or market conditions generally, may adversely impact the market price of Bluegreen’s common stock and therefore decrease the price at which Bluegreen’s shareholders may sell their shares in the open market or otherwise.
Alternatives
The Filing Persons believe that effecting the transaction by way of a statutory “short-form” merger between Bluegreen and Merger Sub under Section 607.1104 of the FBCA is the quickest and most efficient and cost-effective way for Woodbridge to acquire all of the shares of Bluegreen’s common stock that it does not currently own and to provide the shareholders of Bluegreen other than Woodbridge with the cash Merger Consideration for their shares of Bluegreen’s common stock.
Reasons
In determining Woodbridge’s contemplated acquisition of the outstanding shares of Bluegreen’s common stock that it does not already own and whether to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking Bluegreen private.
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Bluegreen was a wholly owned subsidiary of Woodbridge prior to the initial public offering of Bluegreen’s common stock during November 2017. The Filing Persons do not believe that Bluegreen or BBX Capital, as a shareholder of Bluegreen (indirectly through Woodbridge), realized, to the extent expected, certain of the anticipated benefits of taking Bluegreen public, including that visibility in the financial and trading markets did not increase as expected due in part to the limited liquidity in Bluegreen’s common stock resulting from Woodbridge’s approximate 90% interest and, to the belief of the Filing Persons, a large institutional shareholder having significant holdings in the approximately 10% of shares owned by the public (sometimes referred to as the “public float”). In addition, the Filing Persons believe that, given their available cash, including cash from operations and cash available from existing or potential future credit facilities, especially considering their significant contacts, relationships and dealings with financial institutions and other lenders, and BBX Capital’s access to the capital markets as a public company, BBX Capital and Bluegreen have sufficient cash on hand or available to them to fund their respective businesses and investments without the need for the potential greater access to capital markets resulting from Bluegreen being a standalone public company.
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The ability for BBX Capital, a diversified holding company, to, indirectly through Woodbridge, BBX Capital’s wholly owned subsidiary, oversee and direct Bluegreen’s business and affairs and make decisions with respect thereto in light of what is best for BBX Capital’s entire organization as a whole, without potential restrictions or limitations related to Bluegreen as a standalone, public company or otherwise with respect to public, minority shareholders of Bluegreen.

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With Bluegreen as a wholly owned subsidiary, indirectly through Woodbridge, BBX Capital, together with Bluegreen’s management, will be able to control Bluegreen’s business and affairs, and have greater flexibility to more quickly respond to business and industry risks and challenges, and changes thereto, as compared to if Bluegreen continues as a public company with minority shareholders.

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Considering the illiquidity of the market for Bluegreen’s common stock given Woodbridge’s approximate 90% interest and the resulting difficulty for Bluegreen’s shareholders to sell shares of Bluegreen’s common stock without adversely impacting the market price thereof, the Merger will benefit Bluegreen’s shareholders other than Woodbridge by providing them with liquidity for their shares at the same price (see “Fairness of the Merger” below) and, generally, at the same time, provided the shareholders comply with the instructions to receive the Merger Consideration payment set forth in the Letter of Transmittal, without the payment of brokerage fees or commissions and other transaction costs associated with open market sales and without the risk that adverse changes in Bluegreen’s business, operations or prospects, sales of large amounts of shares by certain significant shareholders of Bluegreen, or other factors, including adverse economic or market conditions generally, may adversely impact the market price of Bluegreen’s common stock and therefore decrease the price at which Bluegreen’s shareholders may sell their shares in the open market or otherwise.

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The market for BBX Capital’s shares has generally offered substantially greater liquidity than the market for Bluegreen’s common stock, and BBX Capital will, indirectly through Woodbridge, own, among its other holdings, 100% of Bluegreen following the Merger. Shareholders of Bluegreen who wish to continue to hold an economic interest in Bluegreen after the Merger may choose to purchase shares of BBX Capital’s Class A Common Stock (which is listed on the NYSE under the ticker symbol “BBX”) and/or Class B Common Stock (which is traded on the OTCQX under the ticker symbol “BBXTB”). The trailing three months daily average trading volume of BBX Capital’s stock was approximately 266,000 shares, compared to approximately 86,000 shares with respect to Bluegreen’s common stock. In addition, BBX Capital’s unaffiliated public float is approximately 60.9 million shares, compared to an unaffiliated public float of approximately 7.1 million shares for Bluegreen.

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The right of Bluegreen’s shareholders to exercise statutory appraisal rights with respect to the Merger and demand “fair value” for their shares as determined in accordance with the FBCA, which may be equal to, more than, or less than the Merger Consideration of  $16.00 per share.

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Certain benefits expected to be realized by Bluegreen in connection with it ceasing to be a standalone, public company, including the decrease in costs associated with being a public company, the elimination of additional burdens on Bluegreen’s management associated with public reporting and other tasks resulting from Bluegreen’s public company status (such as, for example, the dedication of time by, and resources of, Bluegreen’s management and Board of Directors to shareholder inquiries and investor and public relations), and the greater flexibility as a non-reporting company to focus on long-term business goals, as opposed to quarterly earnings; provided, however, that certain of these potential benefits may be offset by, or otherwise not realized due to, the fact that Bluegreen will continue to be an indirect subsidiary of BBX Capital, which is a public company and subject to the disclosure requirements and other rules and regulations of the SEC.
The Filing Persons also considered the following risks and other potentially negative factors for the shareholders of Bluegreen not affiliated with the Filing Persons (the “Unaffiliated Shareholders”) in connection with or following the Merger.
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Because the Merger is being effected as a statutory “short-form” merger under Section 607.1104 of the FBCA, (a) the Merger does not require, and has not received, the approval of the Board of Directors of Bluegreen or the shareholders of Bluegreen other than Woodbridge, including the Unaffiliated Shareholders, and (b) the Unaffiliated Shareholders have not been represented in discussions with respect to the Merger, either by Bluegreen’s Board of Directors generally or a special or independent committee formed for the purpose of representing the Unaffiliated Shareholders.

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Neither the Board of Directors of Bluegreen, any special or independent committee thereof, nor any of the Filing Persons has retained a representative to act on behalf of the Unaffiliated Shareholders, and, while, as described under “Fairness of the Merger” below, the Filing Persons believe the Merger is fair to the Unaffiliated Shareholders and Twinberry Partners, an independent valuation and corporate finance advisory firm, was engaged to provide valuation analyses with respect to Bluegreen’s common stock in connection with the determination of the amount of the Merger Consideration, no report or opinion has been issued by a third party as to the fairness of the Merger or the Merger Consideration to the Unaffiliated Shareholders.

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Following the consummation of the Merger, other than Woodbridge, the shareholders of Bluegreen, including the Unaffiliated Shareholders, will cease to participate in the future earnings, appreciation or growth, if any, of Bluegreen, or otherwise have any of the benefits or rewards of ownership of Bluegreen, including with respect to dividends, and Woodbridge, BBX Capital and the shareholders of BBX Capital will be the beneficiaries of any such future earnings, appreciation, growth and other rewards as well as any cost savings and other potential benefits that result from Bluegreen going private;

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For U.S. federal income tax purposes generally, the cash payments made to Bluegreen’s shareholders in connection with the Merger, whether payment of the Merger Consideration or payment pursuant to the appraisal rights process, may be taxable to Bluegreen’s shareholders.

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Certain potential conflicts of interests exist, including (i) that the interests of the Filing Persons in determining the Merger Consideration could be considered to be in conflict to the interests of the Unaffiliated Stockholders, (ii) that Alan B. Levan and John E. Abdo may be deemed to control BBX Capital and that they serve as executive officers and directors of BBX Capital and as non-executive Chairman of the Board of Directors of Bluegreen and non-executive Vice Chairman of the Board of Directors of Bluegreen, respectively, and (iii) that certain other officers and directors of BBX Capital are also directors of Bluegreen, as described in further detail in “Item 5(a). Past Contacts, Transactions, Negotiations and Agreements — Transactions” beginning on page 28 of this Schedule 13E-3.

The Filing Persons have determined to pursue the Merger at this time and by means of a statutory “short-form” merger under Section 607.1104 of the FBCA because, as discussed above, they wish to realize the benefits of taking Bluegreen private, and provide the shareholders of Bluegreen other than Woodbridge with the right to receive the cash Merger Consideration for their shares (or to seek an appraisal of the “fair value” of their shares as determined in accordance with the FBCA), in the quickest and most effective and cost-efficient manner.

Effects
Upon completion of the Merger, Bluegreen will become a direct, wholly owned subsidiary of Woodbridge, and an indirect, wholly owned subsidiary of BBX Capital, the parent company of Woodbridge, and Merger Sub will cease to exist as a separate corporate entity. Consequently, only Woodbridge, BBX Capital and the shareholders of BBX Capital will have the opportunity to participate in the benefits and rewards of ownership of Bluegreen, including dividends and other rewards relating to the earnings, appreciation and growth of Bluegreen. Similarly, only Woodbridge, BBX Capital and the shareholders of BBX Capital will bear the risks related to ownership of Bluegreen, including the risks of any decrease in the value of Bluegreen and the other risks described in Bluegreen’s filings with the SEC. Upon completion of the Merger, the shareholders of Bluegreen other than Woodbridge will have no ongoing rights as shareholders of Bluegreen, and will only have the right to receive the $16.00 per share cash Merger Consideration with respect to their shares (or, alternatively, to exercise appraisal rights in connection with the Merger and demand “fair value” for their shares as determined in accordance with the FBCA, which may be equal to, more than, or less than the Merger Consideration of  $16.00 per share).
The Filing Persons’ aggregate beneficial ownership of shares of Bluegreen’s common stock immediately prior to the Merger is expected to be approximately 90.3%, all of which is attributable to the shares of Bluegreen’s common stock held directly by Woodbridge. Thus, completion of the Merger will have the effect of increasing the Filing Persons’ aggregate ownership of Bluegreen by the 9.7% that they do not currently own, or an increase in such ownership from 90.3% to 100%, all of which will be held directly by Woodbridge. At December 31, 2018, Bluegreen’s net book value totaled approximately $429.8 million. Completion of the Merger would have the effect of increasing the amount of such net book value of Bluegreen attributable to the Filing Persons’ ownership of Bluegreen by approximately $41.7 million (or 9.7% of  $429.8 million), from approximately $388.1 million (or 90.3% of  $429.8 million) to approximately $429.8 million. Net income attributable to Bluegreen’s shareholders for the year ended December 31, 2018 was approximately $88.0 million. Completion of the Merger would have the effect of increasing the amount of such net income attributable to the Filing Persons’ ownership of Bluegreen by approximately $8.5 million (or 9.7% of  $88.0 million), from approximately $79.5 million (or 90.3% of  $88.0 million) to approximately $88.0 million. In addition, following completion of the Merger, Woodbridge, BBX Capital and the shareholders of BBX Capital will indirectly realize all of the benefit of the recurring cost savings expected to result from Bluegreen no longer being a standalone public company, which are estimated to be between $400,000 and $600,000 annually.
Once the Merger is consummated, public trading of the shares of Bluegreen’s common stock will cease. The Filing Persons intend for the shares of Bluegreen’s common stock to be deregistered under Section 13 of the Exchange Act following consummation of the Merger. As a result of such deregistration, Bluegreen will no longer be required to file annual, quarterly, or other periodic or current reports with the SEC under the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the Filing Persons and other officers and directors of Bluegreen will no longer be subject to the reporting requirements under Sections 13 and/or 16 of the Exchange Act, as applicable, with respect to their ownership of shares of Bluegreen’s common stock or to the requirement pursuant to Section 16 of the Exchange Act to disgorge to Bluegreen “short-swing” profits from the purchase and sale of shares of Bluegreen’s common stock under certain circumstances.
To the knowledge of the Filing Persons, Bluegreen does not have any restricted stock, options or other equity-based awards outstanding, other than 559,194 SARs with respect to Bluegreen’s common stock. Each outstanding SAR may be settled in cash only and has an exercise price which is greater than the Merger Consideration of  $16.00 per share. Accordingly, no holder of an outstanding SAR will receive any payment or other consideration in respect of such SAR pursuant to the Merger. It is not expected that any additional SARs or other equity-based awards of Bluegreen will be granted prior to the Merger.
The Merger will be treated as an acquisition of shares of Bluegreen’s common stock by Woodbridge from the other shareholders of Bluegreen. None of BBX Capital, Woodbridge, Merger Sub or Bluegreen will recognize any gain or loss for U.S. federal income tax purposes as a direct result of completing the Merger.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain material U.S. federal income tax consequences relevant to a U.S. Holder and Non-U.S Holder (each as defined below) of Bluegreen resulting from the Merger. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, United States judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, and published rulings, all as in effect as of the date hereof. This summary assumes that each U.S. Holder and Non-U.S. Holder of Bluegreen’s common stock have held their shares as a capital asset under the Internal Revenue Code. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been obtained, and no ruling will be requested, from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not challenge any of the conclusions that are described herein or that a court would sustain such challenge.
The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular shareholders and does not address foreign, state, local, or other tax laws other than U.S. federal income tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under U.S. federal income tax laws (such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers or traders in securities or currencies, investors whose functional currency is not the U.S. dollar, persons holding the stock as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” persons who acquired their stock through options or otherwise as compensation for their services, or shareholders that own, or have owned, more than 5% of Bluegreen’s outstanding common stock). Finally, the following discussion does not address the tax consequences under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the Medicare tax on net investment income.
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of shares of Bluegreen’s common stock that for U.S. federal income tax purposes is:
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an individual who is a citizen or resident of the United States;

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a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any state thereof  (or the District of Columbia);

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust (x) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust, and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all substantial decisions of the trust, or (y) that has an election in effect under applicable income tax regulations to be treated as a United States person.

A “Non-U.S. Holder” means a beneficial owner of shares of Bluegreen’s common stock that is an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes), trust or estate and that is not a U.S. Holder.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) beneficially owns shares of Bluegreen’s common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership beneficially owning shares of Bluegreen’s common stock and partners in such partnership should consult their tax advisors about the tax consequences of the Merger.
The following discussion is a summary for general information only and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Merger. You are urged to consult your tax advisor with respect to the particular tax consequences of the Merger to you, including the applicability and effect of foreign, state, local, and other tax laws, and possible changes in tax law.

Receipt of Cash
U.S. Holders
The receipt of cash by a U.S. Holder pursuant to the Merger or pursuant to the U.S. Holder’s exercise of statutory appraisal rights in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder will generally recognize capital gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash the U.S. Holder receives and the U.S. Holder’s adjusted tax basis in his, her or its shares of Bluegreen’s common stock. A U.S. Holder’s adjusted tax basis in a share of Bluegreen’s common stock will generally be the cost at which it was purchased. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations under the Internal Revenue Code. The cash payments made to U.S. Holders will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations.
Non-U.S. Holders
Generally, a Non-U.S. Holder will not be subject to U.S. federal income taxes upon the exchange of the Non-U.S. Holder’s shares for cash in the Merger or pursuant to the exercise of statutory appraisal rights in connection with the merger, provided:
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the Non-U.S. Holder’s capital gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder; and

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in the case of an individual, the non-U.S. Holder is not present in the United States for 183 days or more during the current taxable year or certain other circumstances exist.

Information Reporting and Backup Withholding Tax
Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation on certain reportable payments. Proceeds from the disposition of shares of Bluegreen’s common stock that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at the rate of 28%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption must provide its correct taxpayer identification number (“TIN”) and certify that it is not subject to backup withholding by completing and returning an IRS Form W-9, or otherwise establish an exemption from the backup withholding rules. Non-U.S. Holders generally will avoid being subject to backup withholding by providing a properly completed applicable IRS Form W-8, certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS. Shareholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.
Tax Consequences to Bluegreen, Woodbridge and BBX Capital
The Merger is not expected to have material U.S. federal income tax consequences to Bluegreen, Woodbridge or BBX Capital.

FAIRNESS OF THE MERGER
Position of the Filing Persons as to the Fairness of the Merger
Because each of the Filing Persons may be deemed “affiliates” of Bluegreen within the meaning of Rule 13e-3 under the Exchange Act, the Filing Persons are required by Rule 13e-3 under the Exchange Act to provide certain information regarding their position as to the substantive and procedural fairness of the Merger to the Unaffiliated Shareholders of Bluegreen. The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules and regulations under the Exchange Act. As described in further detail below, based on their consideration of the factors described in this section as a whole, the Filing Persons believe that the Merger is substantively and procedurally fair to the Unaffiliated Shareholders of Bluegreen.
Factors Considered in Determining Fairness
In reaching its determination that the Merger is both substantively and procedurally fair to the Unaffiliated Shareholders of Bluegreen, the Filing Persons considered the following factors:
Premium to Market.   The Filing Persons believe that the Merger Consideration is fair in relation to recent trading prices for Bluegreen’s common stock as it will enable Bluegreen’s shareholders other than Woodbridge, including the Unaffiliated Shareholders, to realize (without the payment of any brokerage fees or commissions or other transaction costs associated with open market sales) cash for their shares in the amount of the Merger Consideration of  $16.00 per share, which represents a premium of  (i) approximately 19% to $13.46, the closing price of Bluegreen’s common stock on the NYSE on March 1, 2019 (the last trading date prior to BBX Capital’s public announcement before the opening of trading on March 4, 2019 that it intended to take Bluegreen private through the Merger) and (ii) approximately 19% to $13.41, which is the average closing price of Bluegreen’s common stock on the NYSE for the thirty-day trading period ended March 1, 2019.
Financial Analyses Performed by Twinberry Partners.   In connection with the determination of the Merger Consideration, Twinberry Partners, an independent valuation and corporate finance advisory firm, was engaged to provide certain analyses with respect to the value of Bluegreen’s common stock resulting from the application of generally accepted valuation and analytical techniques, specifically a discounted cash flow analysis and a market analysis based on selected public companies that Twinberry Partners deemed relevant. In considering the fairness of the Merger Consideration from a financial point of view, the Filing Persons considered that the $16.00 per share Merger Consideration exceeds Bluegreen’s implied equity value based on each of  (i) a discounted cash flow analysis, reflecting adjustments to market multiples in certain cases for relative differences in operating margins, which ranged from $13.30 per share to $15.25 per share, (ii) a market transaction analysis, which ranged from $13.70 per share to $13.83 per share, and (iii) two market multiple analyses, the first, as adjusted for relative differences in size, which ranged from $14.30 per share to $14.77 per share, and the second, as adjusted for differences in required investor returns based on, and by comparing, relative differences in growth, operational efficiency and cost of equity between Bluegreen and the selected public companies, which ranged from $13.50 per share to $13.90 per share, in each case, based on the analyses performed by Twinberry Partners. Further, the Filing Persons believe that the discounted cash flow analysis conducted by Twinberry Partners, which relies in large part on the net present value of Bluegreen’s projected future free cash flow, is a measure of going concern value. The valuation analyses performed by Twinberry Partners is described in greater detail under “Reports, Opinions, Appraisals and Negotiations” beginning on page 19 of this Schedule 13E-3. The full text of Twinberry Partners’ valuation analyses is attached as Exhibit (c) to this Schedule 13E-3.
Limited Liquidity; BBX Capital’s Control Position.   The Filing Persons believe that the liquidity that the shareholders of Bluegreen other than Woodbridge, including the Unaffiliated Shareholders, will realize with respect to their shares of Bluegreen’s common stock as a result of the Merger will be beneficial to such shareholders because BBX Capital’s ownership, indirectly through Woodbridge, of approximately 90.3% of the outstanding shares of Bluegreen’s common stock results in a small public float that limits the amount of trading in the shares of Bluegreen’s common stock. As a result, it may be difficult for the Unaffiliated Shareholders to sell shares of Bluegreen’s common stock without adversely impacting the market price thereof. Additionally, the Filing Persons believe that certain large shareholders have significant holdings in

Bluegreen’s 10% public float, and sales by those shareholders would likely adversely impact the market price of Bluegreen’s common stock. The Merger will allow the Unaffiliated Shareholders to realize a cash value for their shares of Bluegreen’s common stock, which otherwise would be difficult given the illiquid trading market for the shares. Further, the Merger will allow Bluegreen’s shareholders to receive a fixed cash amount for their shares without the risk that adverse changes in Bluegreen’s business, operations or prospects, sales of large amounts of shares by certain significant shareholders of Bluegreen, or other factors, including adverse economic or market conditions generally, may adversely impact the market price of Bluegreen’s common stock and therefore decrease the price at which Bluegreen’s shareholders may sell their shares in the open market or otherwise. In addition, BBX Capital’s ownership position decreases the likelihood of a third party proposal to acquire Bluegreen and makes the sale of Bluegreen impossible without the consent of BBX Capital, which also may have an adverse impact on the market for, and trading price of, Bluegreen’s common stock.
Book Value Per Share.   The Filing Persons did not consider book value per share, which is an accounting concept, as a factor in determining fairness because they believe that book value per share is not a material indicator of the value of Bluegreen as a going concern but rather is indicative of historical costs. Without limiting the generality of the foregoing, book value per share does not take into account the future prospects of Bluegreen, market trends and conditions, or business risks inherent in a competitive market, and therefore, in the view of the Filing Persons, is not a relevant measure in the determination as to the fairness of the Merger. The Filing Persons note, however, that the Merger Consideration of  $16.00 per share is substantially higher than Bluegreen’s net book value per share of  $5.77 as of December 31, 2018.
Liquidation Value.   Because the Filing Persons expect that Bluegreen will continue to operate as a going concern and not liquidated, whether or not the Merger occurs, the Filing Persons did not consider any implied liquidation value to be relevant to a determination as to the fairness of the Merger. Moreover, a liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business.
Prior Stock Purchases.   On November 26, 2018, Bluegreen announced that its Board of Directors approved a share repurchase program which authorizes the repurchase from time to time, in management’s discretion, subject to market conditions and other factors, of a total of up to 3,000,000 shares of Bluegreen’s common stock at an aggregate cost of no more than $35.0 million. To the knowledge of the Filing Persons, as of the date of this Schedule 13E-3, 288,532 shares had been repurchased by Bluegreen under its share repurchase program at a weighted average price of  $13.86 per share.
None of the Filing Persons purchased any shares of Bluegreen’s common stock during the past two years from a third party. However, certain officers and directors of the Filing Persons purchased shares in Bluegreen’s initial public offering during November 2017. Each of these purchases was at the public offering price of  $14.00 per share and was settled on November 21, 2017. See “Item 11(a). Interest in Securities of the Subject Company — Securities Ownership” beginning on page 31 of this Schedule 13E-3 for additional information regarding such purchases and the beneficial ownership of shares of Bluegreen’s common stock by the Filing Persons and their respective directors and officers.
No Firm Offers.   The Filing Persons are not aware of, and thus did not consider, any firm offers or proposals made by any unaffiliated person during the past two years for (i) a merger or consolidation of Bluegreen with another company, (ii) the sale or transfer of all or substantially all of Bluegreen’s assets, or (iii) the purchase of all or a substantial portion of Bluegreen’s common stock that would enable such person to exercise control of, or significant influence over, Bluegreen.
No Reports, Opinions or Appraisals.   Other than the valuation analyses performed by Twinberry Partners, the Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning, the Merger, and neither Bluegreen nor any of the Filing Persons have received any report, opinion, or appraisal from an outside party relating to the fairness of the Merger Consideration or the Merger to the Filing Persons or to the Unaffiliated Shareholders.
Procedural Fairness.   In addition to their belief that the Merger Consideration is fair, from a financial point of view, to the Unaffiliated Shareholders, the Filing Persons also determined that the Merger is procedurally fair to the Unaffiliated Shareholders. In making such determination, the Filing Persons considered the risks and other potentially negative factors described under “Special Factors — Purposes, Alternatives, Reasons, and Effects of the Merger — Reasons” above, including that the Merger does not require approval of, and has not been approved by, Bluegreen’s Board of Directors, any independent or special committee of Bluegreen’s Board of Directors, or the Unaffiliated Shareholders, there has not been a representative of the Unaffiliated Shareholders appointed to negotiate on their behalf, and that certain conflicts of interest may exist with respect to the Merger, including that the interests of the Filing Persons in determining the Merger Consideration could be considered to be in conflict with, and adverse to, the interests of the Unaffiliated Shareholders. However, the Filing Persons believe that the Merger is procedurally fair, because the Merger is being completed under, and in compliance with, Section 607.1104 of the FBCA, which permits Woodbridge to cause the Merger to be effected, and because the shareholders of Bluegreen other than Woodbridge, including the Unaffiliated Shareholders, will be entitled to exercise appraisal rights in connection with the Merger and demand “fair value” for their shares, as determined in accordance with the FBCA, if they are dissatisfied with the Merger Consideration or otherwise believe that it does not represent a fair value for their shares. See “Item 4(d). Terms of the Transaction — Appraisal Rights” beginning on page 26 of this Schedule 13E-3. In addition, Bluegreen’s shareholders, including the Unaffiliated Shareholders, are receiving this Schedule 13E-3 and will receive the Notice of Merger and Appraisal Rights following consummation of the Merger, which together will contain disclosures required under the FBCA and applicable securities laws and regulations that are designed to permit shareholders to determine whether to exercise their appraisal rights with respect to their shares. Accordingly, the Filing Persons believe that the Unaffiliated Shareholders will have all material information necessary to permit them to determine whether to accept the Merger Consideration or to seek appraisal for their shares.
Risks and Rewards of Ownership of Bluegreen.   The Filing Persons also considered that, while the Merger would shift the potential benefits and rewards of ownership of Bluegreen from all of the shareholders of Bluegreen, including the Unaffiliated Shareholders, entirely to Woodbridge, BBX Capital, as Woodbridge’s parent company, and the shareholders of BBX Capital, the Merger would similarly shift all of the risks and burden of ownership of Bluegreen, including the business, industry and other risks and challenges faced by Bluegreen, such as those disclosed in Bluegreen’s filings with the SEC, from all of the shareholders of Bluegreen, including the Unaffiliated Shareholders, entirely to Woodbridge, BBX Capital and the shareholders of BBX Capital.
Overall Fairness Conclusion
Based on the factors considered by the Filing Persons in connection with forming their belief as to the fairness of the Merger to the Unaffiliated Shareholders, as set forth above, the Filing Persons believe that the Merger is substantively and procedurally fair to the Unaffiliated Shareholders. In view of the number and variety of factors considered in connection with formulating a belief as to the fairness of the Merger to the Unaffiliated Shareholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt or undertake to, quantify, rank, or otherwise make any specific determination or assign relative weights to any of the individual factors they considered. Rather, the Filing Persons made their fairness determinations based on their consideration of all such factors as a whole.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Preparer of Valuation Analysis
In establishing the amount of the Merger Consideration, the BBX Capital and Woodbridge Boards reviewed certain analyses pertaining to the range of values of the Bluegreen’s common stock resulting from the application of generally accepted valuation and analytical techniques. The financial analyses, including the selection of valuation methodologies, was prepared by Twinberry Partners, dated March 1, 2019 (the “Valuation Analysis”), and provided to BBX Capital’s and Woodbridge’s Boards on March 1, 2019. The full text of the Valuation Analysis is attached as Exhibit (c) to this Schedule 13E-3 and is incorporated herein by reference. The summary of the Valuation Analysis set forth in this Schedule 13E-3 is qualified in its entirety by reference to the Valuation Analysis. The Valuation Analysis should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken in connection with the Valuation Analysis. Twinberry Partners has consented to the inclusion of the Valuation Analysis in its entirety and the description thereof in this Schedule 13E-3 and any other filing the Filing Persons are required to make with the SEC in connection with the Merger if such inclusion is required by applicable law. Twinberry Partners has also consented to the references to the Valuation Analysis in this Schedule 13E-3 and to the availability of the Valuation Analysis to holders of Bluegreen’s common stock.
Twinberry Partners received a fee of  $100,000 for such services. No part of such fee was contingent upon consummation of the Merger. In addition, BBX Capital agreed to reimburse Twinberry Partners for its reasonable out-of-pocket expenses related to its engagement.
Twinberry Partners is an independent valuation firm which was selected to provide the Valuation Analysis based upon its experience and expertise in complex valuations and its familiarity with Bluegreen’s business.
The Valuation Analysis in no way constituted, was described as or was relied upon by any Filing Person as a “fairness opinion” or a report, opinion or appraisal with respect to the fairness of a transaction involving Bluegreen or its outstanding securities or the fairness of the consideration to be paid for any of its outstanding securities in any such transaction, a solvency opinion, a credit rating, an analysis of Bluegreen’s credit worthiness or otherwise as tax, legal or accounting advice. The Valuation Analysis does not reflect any developments that may occur or may have occurred after the date of the Valuation Analysis and prior to the completion of the Merger. Further, the Valuation Analysis is necessarily based on general economic, market, industry, financial and other conditions as they existed on, and on the information made available to Twinberry Partners as of, the date of the Valuation Analysis. Twinberry Partners took into account its assessment of the foregoing conditions and its experience in securities and business valuation. It is understood that subsequent developments may affect the results of the Valuation Analysis and that Twinberry Partners does not have any obligation to update, revise or reaffirm its Valuation Analysis. The Filing Persons do not currently expect that they will request an updated report from Twinberry Partners.
The Valuation Analysis was only one of many factors taken into consideration by the Filing Persons in making the determination of the Merger Consideration. Consequently, the analysis described below should not be viewed as determinative of the opinion of the Filing Persons with respect to the equity value per share of Bluegreen’s common stock. The Filing Persons also considered the other factors described above under “Fairness of the Merger — Factors Considered in Determining Fairness.”
The Filing Persons did not impose any limitations on the scope of Twinberry Partners’ investigation or the procedures to be followed by Twinberry Partners in its Valuation Analysis. Twinberry Partners was not requested to and did not make any recommendation to the Filing Persons as to the form or amount of the consideration to be paid to Bluegreen’s shareholders. The Valuation Analysis is based on the financial and comparative analyses described below. The Valuation Analysis was directed to BBX Capital’s and Woodbridge’s Boards for use in connection with the Merger. Twinberry Partners’ Valuation Analysis only addressed the range of values of Bluegreen’s common stock and did not address any other aspect of the Merger.

In conducting its financial analyses, Twinberry Partners reviewed, among other things:
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Bluegreen’s Annual Report on Form 10-K filed for the year ended December 31, 2017, including the audited financial statements included therein;

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Bluegreen’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018;

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Bluegreen’s earnings press release announcing its results for the quarter and year ended December 31, 2018;

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Bluegreen’s financial projections for the years ending 2019 through 2023 (the “Management Projections”);

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Other internal documents relating to the history, current operations and future outlook of Bluegreen provided by management of BBX Capital and/or Bluegreen; and

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Historical trading price and trading volume of Bluegreen and publicly traded securities of certain other companies that Twinberry Partners deemed relevant.

In conducting its financial analysis, Twinberry Partners also:
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Discussed the information referred to above and the background of Bluegreen with the management of BBX Capital and/or Bluegreen;

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Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including (i) a discounted cash flow analysis, (ii) an analysis of market information, including select transactions of companies similar in nature to Bluegreen that were acquired and (iii) share prices and implied enterprise values for public companies that Twinberry Partners deemed comparable to Bluegreen or otherwise relevant to its analysis; and

•
Performed such other analyses and considered such other factors as Twinberry Partners deemed appropriate.

For the purposes of the Valuation Analysis, Twinberry Partners considered the definition of  “fair value,” as that term in used under Florida law, in the context of a statutory appraisal action pursuant to Section 607.1302, Florida Statutes. In performing the Valuation Analysis, Twinberry Partners assumed that Bluegreen would continue as a going concern (and exclusive of any element of value arising from the accomplishment or expectation of the Merger) and calculated a range of per share values by dividing such indicated equity values for Bluegreen (determined without consideration of any discount from the value of Bluegreen that might be applicable otherwise to its individual shares on account of any lack of liquidity, marketability or other factors that might cause the “fair market value” of a single share to be worth less than its proportionate share of Bluegreen’s value as a going concern) by the fully-diluted number of shares of Bluegreen’s common stock which was provided by management.
In performing its analyses and completing the Valuation Analysis, Twinberry Partners relied upon and assumed, without independent verification, the accuracy, completeness and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources by or on behalf of BBX Capital or Bluegreen, including management, or that was otherwise reviewed by Twinberry Partners, and did not assume any responsibility for independently verifying the accuracy, completeness or fairness of such information. With respect to the Management Projections supplied to Twinberry Partners by Bluegreen, Twinberry Partners assumed that they were reasonably prepared on the basis reflecting the last currently available estimates, evaluations, and projections of management as to the future operating and financial performance of Bluegreen and on the good faith judgment of the person(s) furnishing the same, and that they provided a reasonable basis upon which Twinberry Partners could perform its analyses. Twinberry Partners assumed that information regarding Bluegreen supplied, and representations made, by management of BBX Capital or Bluegreen was substantially accurate. All such projected financial information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. To the extent that any of the foregoing assumptions or any of the facts on which the valuation is based provides to be untrue in any material respect, the Valuation Analysis and valuation cannot and should not be relied upon. Twinberry Partners did not make or obtain any independent evaluation, appraisal or physical inspection of Bluegreen’s solvency or of any specific assets or liabilities (contingent or otherwise).
Twinberry Partners performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Twinberry Partners believes that its analyses and the summary set forth herein must be considered as a whole, and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the Valuation Analysis. The preparation of a valuation analysis is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. The range of values of Bluegreen’s common stock resulting from any particular analysis described below should not be taken to be Twinberry Partners’ view of the actual value of Bluegreen. In its analyses, Twinberry Partners made numerous assumptions with respect to industry performance, business and economic conditions, the nature and timing of applicable cash flows, comparable company data, and other matters, many of which are beyond the control of Bluegreen.
Any estimates contained in Twinberry Partners’ analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company utilized by Twinberry Partners for comparative purposes is directly comparable to Bluegreen. Twinberry Partners does not have access to nonpublic information related to any of the companies used for comparative purposes. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which Bluegreen is being compared. None of the analyses performed by Twinberry Partners was assigned a greater significance by Twinberry Partners than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Twinberry Partners. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which Bluegreen’s common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities. In accordance with customary advisory practice, Twinberry Partners employed generally accepted valuation and analytical techniques in its Valuation Analysis.
The following is a summary of the material financial analyses that Twinberry Partners used in its Valuation Analysis. The following summary does not represent and should not be viewed by anyone as constituting conclusions reached by Twinberry Partners with respect to any of the analyses performed by it in connection with the Valuation Analysis. Further, the financial analyses and the corresponding imputed ranges of value for Bluegreen’s common stock set forth below should be considered as a whole and in the context of the full financial analyses set forth in the Valuation Analysis, including the assumptions underlying these analyses.
Summary of Valuation Analysis by Twinberry Partners
Subject to the foregoing, the following is a summary of the material financial analyses undertaken by Twinberry Partners with respect to Bluegreen that resulted in a per share price ranging from a low of  $13.30 per share to a high of  $15.25 per share. Additional information regarding the analyses performed by Twinberry Partners, including the estimates and assumptions used, is set forth in the Valuation Analysis, which is attached as Exhibit (c) to this Schedule 13E-3 and is incorporated herein by reference.
Discounted Cash Flow (“DCF”) Analysis
The DCF Analysis calculates the net present value of a company’s future free cash flows using a weighted average cost of capital for the discount rate. The free cash flows are defined as cash generated by the business that is available to either reinvest or distribute to security holders. The discount rate approximates the rate of return that security holders — both debt and equity — could expect to realize on alternative investment opportunities with similar risk. Twinberry Partners utilized and relied upon the

Management Projections as well as discussions with BBX Capital’s and Bluegreen’s management, a review of Bluegreen’s historical performance and other factors to develop the discounted cash flow analysis. This analysis resulted in implied equity values of Bluegreen ranging from a low of  $13.30 per share to a high of $15.25 per share.
Market Transaction Analysis
Twinberry Partners researched and analyzed implied transaction multiples of companies recently acquired which participate in the industry in which Bluegreen operates. The transactions utilized by Twinberry Partners in connection with this analysis included Marriott Vacations Worldwide’s acquisition of ILG (formerly, Interval Leisure Group) in September 2018, Apollo Global’s acquisition of Diamond Resorts International during September 2016, and Interval Leisure Group’s acquisition of Vistana Signature Experiences in May 2016. Twinberry Partners assessed the relative comparability of such transactions and, where they considered appropriate, applied such observed multiples (which in certain instances were adjusted to reflect the difference between the acquired company’s operating margin and that of Bluegreen) to Bluegreen’s financial metrics to indicate its equity value. This analysis resulted in implied equity values of Bluegreen ranging from a low of  $13.70 per share to a high of  $13.83 per share.
Select Public Company Analysis
Twinberry Partners analyzed the publicly available financial performance and computed and analyzed the trading multiples of select public companies in the industry in which Bluegreen operates. The public companies selected by Twinberry Partners for purposes of this analysis were Hilton Grand Vacations, Marriott Vacations Worldwide, and Wyndham Destinations. Twinberry Partners compared the financial performance and other operating characteristics of Bluegreen with those of the selected public companies. Twinberry Partners applied the observed multiples of the selected companies (which were adjusted in certain cases for relative differences in size) to Bluegreen’s financial metrics to indicate its equity value. This analysis resulted in implied equity values of Bluegreen ranging from a low of  $14.30 per share to a high of $14.77 per share. Twinberry Partners’ analysis of the public company data also included adjustments to the observed multiples for assumed differences in required investor returns based on, and by comparing, relative differences in growth, operational efficiency and cost of equity between Bluegreen and the selected public companies. This resulted in implied equity values of Bluegreen ranging from a low of  $13.50 per share to a high of  $13.90 per share.

TRANSACTION STATEMENT
Item 1.   Summary Term Sheet.
See “Summary Term Sheet” above.
Item 2.   Subject Company Information.
(a) Name and Address.   The name of the subject company is Bluegreen Vacations Corporation, a Florida corporation. Bluegreen’s principal executive offices are located at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431, and its telephone number is (561) 912-8000. Bluegreen’s website address is www.bluegreenvacations.com. Information contained on or connected to Bluegreen’s website is not incorporated by reference into this Schedule 13E-3 and should not be considered part of this Schedule 13E-3 or any other filing that the Filing Persons make with the SEC.
Bluegreen is currently subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC.
As previously described, if the Merger is completed, Bluegreen’s common stock will be delisted from the NYSE, will no longer be publicly traded, and will be deregistered under the Exchange Act, and Bluegreen will no longer be subject to the reporting requirements of the Exchange Act.
(b) Securities.   The class of securities to which this Schedule 13E-3 relates is the common stock, par value $0.01 per share, of Bluegreen. To the knowledge of the Filing Persons, as of February 28, 2019, there were outstanding 74,445,923 shares of Bluegreen’s common stock. In addition, to the knowledge of the Filing Persons, Bluegreen does not have any stock options, restricted stock or other equity-based awards outstanding other than 559,194 SARs with respect to Bluegreen’s common stock, and it is not expected that any additional SARs or other equity-based awards of Bluegreen will be granted.
(c) Trading Market and Price.   Since the initial public offering of Bluegreen’s common stock on November 17, 2017 (the “IPO”), Bluegreen’s common stock has traded on the NYSE under the symbol “BXG.” The following table sets forth the high and low sales price per share of Bluegreen’s common stock on the NYSE (as reported by the NYSE) for each quarter since, and including, the fourth quarter of 2017 (during which the IPO was consummated):
	High	Low
Year Ended December 31, 2017
Fourth Quarter (beginning November 17, 2017)	$18.34	$12.50
Year Ended December 31, 2018
First Quarter	$22.47	$16.65
Second Quarter	$25.69	$19.30
Third Quarter	$26.22	$17.20
Fourth Quarter	$18.34	$10.68
Year Ending December 31, 2019
First Quarter (through February 28, 2019)	$14.76	$12.47
SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.
Prior to the IPO, Woodbridge held 100% of Bluegreen’s common stock and, accordingly, there was no established trading market for Bluegreen’s common stock.

(d) Dividends.   During the year ended December 31, 2017, Bluegreen paid cash dividends of $40.0 million on its common stock to Woodbridge, Bluegreen’s sole shareholder prior to the IPO. During each quarter of 2018, Bluegreen paid a cash dividend on its common stock of  $0.15 per share. During the first quarter of 2019, Bluegreen paid a cash dividend on its common stock of  $0.17 per share.
While Bluegreen has disclosed that it currently intends to continue to pay quarterly cash dividends on its common stock, there is no assurance that Bluegreen will continue to pay dividends in the future nor as to the amount or timing of any future dividends. The payment of dividends by Bluegreen, including the timing and amount thereof, is at the discretion of Bluegreen’s Board of Directors and depends on many factors, including Bluegreen’s actual results of operations, financial condition, prospects, available cash and capital requirements, contractual restrictions, restrictions contained in its credit facilities, economic conditions, and other factors that Bluegreen’s Board of Directors deems relevant. Without limiting the generality of the foregoing, certain of Bluegreen’s credit facilities contain terms which limit the payment of cash dividends on its common stock (including net worth and fixed charge coverage requirements and debt-to-equity ratios), and Bluegreen’s future credit facilities may contain similar terms.
If Bluegreen pays dividends following the consummation of the Merger, only Woodbridge, as the 100% owner of Bluegreen following the Merger, will be entitled to such dividends.
(e) Prior Public Offerings.   In connection with the previously described IPO of Bluegreen’s common stock during November 2017, Bluegreen sold 3,736,723 shares of its common stock at the public offering price of  $14.00 per share, less underwriting discounts and commissions, for total net proceeds to Bluegreen of approximately $47.3 million. In addition, Woodbridge, as selling shareholder, sold 3,736,722 shares of Bluegreen’s common stock in the IPO, including 974,797 shares sold on December 5, 2017 pursuant to the underwriters’ exercise of their option to purchase additional shares, at the public offering price of $14.00 per share, less underwriting discounts and commissions, for total net proceeds to Woodbridge of approximately $48.7 million.
Other than the IPO, neither Bluegreen nor any Filing Person has made any public offerings of Bluegreen’s common stock during the last three years.
(f) Prior Stock Purchases.   On November 26, 2018, Bluegreen announced that its Board of Directors approved a share repurchase program which authorizes the repurchase from time to time, in management’s discretion, subject to market conditions and other factors, of a total of up to 3,000,000 shares of Bluegreen’s common stock at an aggregate cost of no more than $35.0 million. To the knowledge of the Filing Persons, as of the date of this Schedule 13E-3, 288,532 shares had been repurchased by Bluegreen under its share repurchase program at a weighted average price of  $13.86 per share.
None of the Filing Persons purchased any shares of Bluegreen’s common stock during the past two years from a third party. However, certain officers and directors of the Filing Persons purchased shares in Bluegreen’s initial public offering during November 2017. Each of these purchases was at the public offering price of  $14.00 per share and was settled on November 21, 2017. See “Item 11(a). Interest in Securities of the Subject Company — Securities Ownership” beginning on page 31 of this Schedule 13E-3 for additional information regarding such purchases and the beneficial ownership of shares of Bluegreen’s common stock by the Filing Persons and their respective directors and officers.
Item 3.   Identity and Background of Filing Persons.
(a) Name and Address.   The Filing Persons are BBX Capital Corporation, Woodbridge Holdings Corporation and BXG Acquisition Sub Corporation. The principal business address of each Filing Person is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301. The business telephone number of each Filing Person is (954) 940-4900.
(b) Business and Background of Entities.   BBX Capital Corporation (formerly BFC Financial Corporation), or BBX Capital, is a Florida corporation. BBX Capital is a diversified holding company with investments, principally, in Bluegreen (indirectly through its ownership of Woodbridge), real estate and real estate joint ventures, and middle market operating businesses. BBX Capital’s Class A Common Stock is traded on the NYSE under the symbol “BBX” and its Class B Common Stock is traded on the OTCQX under the symbol “BBXTB.” BBX Capital beneficially owns shares representing approximately 90.3% of Bluegreen’s outstanding common stock, all of which shares are held directly by Woodbridge, which is a wholly owned subsidiary of BBX Capital.

Woodbridge Holdings Corporation, or Woodbridge, is a Florida corporation. Woodbridge was recently converted from a Florida limited liability company named Woodbridge Holdings, LLC into a Florida corporation named Woodbridge Holdings Corporation solely for purposes of effecting the Merger under the requirements of the FBCA. Woodbridge’s principal asset is, and its activities relate to, its ownership interest in Bluegreen. Woodbridge beneficially owns shares representing approximately 90.3% of Bluegreen’s outstanding common stock, all of which shares are held directly by Woodbridge.
BXG Acquisition Sub Corporation, or Merger Sub, is a Florida corporation. Merger Sub is a wholly owned subsidiary of Woodbridge that was recently formed for the sole purpose of effecting the Merger. Merger Sub will be merged into Bluegreen. Accordingly, following completion of the Merger, Merger Sub will cease to be in existence. Merger Sub does not beneficially own any shares of Bluegreen’s common stock.
None of BBX Capital, Woodbridge or Merger Sub has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
(c) Business and Background of Natural Persons.   Information regarding the directors and executive officers of BBX Capital, Woodbridge and Merger Sub, including each such individual’s position at the applicable entity, current principal occupation or employment, and material occupations, positions, offices or employments during the past five years, as well as the name, principal business and address of any corporation or other organization in which the individual’s current principal employment or occupation or material employment or occupation during the past five years is or was conducted, is set forth on Annex B to this Schedule 13E-3.
To the knowledge of the Filing Persons, none of the directors or executive officers of BBX Capital, Woodbridge or Merger Sub has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
To the knowledge of the Filing Persons, all of the directors and executive officers of BBX Capital, Woodbridge and Merger Sub are U.S. citizens.
Item 4. Terms of the Transaction.
(a) Material Terms.   Woodbridge owns approximately 90.3% of the outstanding shares of Bluegreen’s common stock. On the effective date of the Merger, Merger Sub, a wholly owned subsidiary of Woodbridge, will merge with and into Bluegreen in a statutory “short-form” merger pursuant to Section 607.1104 of the FBCA. In compliance with Section 607.1104 of the FBCA, 30 days after the date that this Schedule 13E-3, including the Plan of Merger attached as Annex A hereto, is mailed to Bluegreen’s shareholders, or as promptly as practicable thereafter, Woodbridge will, subject to its right to terminate the Merger at any time prior to its consummation, effect the Merger by filing Articles of Merger with the Florida Department of State. In accordance with the Plan of Merger, at the effective time of the Merger:
•
each share of Bluegreen’s common stock outstanding at the effective time of the Merger will be canceled and (other than shares owned by Woodbridge and shares as to which appraisal rights are exercised and perfected in accordance with the FBCA) converted into the right to receive the Merger Consideration of  $16.00 per share in cash, without interest and less any applicable withholding taxes;

•
each share of Merger Sub’s capital stock issued and outstanding immediately prior to the effective time of the Merger will be converted into one validly issued, fully paid, and nonassessable share of common stock Bluegreen, as the surviving corporation of the Merger;

•
and, as a result of the foregoing, Bluegreen will become a wholly owned subsidiary of Woodbridge.

Under the FBCA, because Woodbridge holds at least 80% of the outstanding shares of Bluegreen’s common stock, Woodbridge has the power to effect the Merger without a vote of, or approval by, Bluegreen’s Board of Directors or any other shareholders of Bluegreen, including the Unaffiliated Shareholders. Woodbridge intends to take all necessary and appropriate action to effect the Merger without a meeting or consent of Bluegreen’s Board of Directors or any other shareholders of Bluegreen, including the Unaffiliated Shareholders.
The reasons for the Merger are set out in “Special Factors — Purposes, Alternatives, Reasons, and Effects of the Merger — Reasons” beginning on page 10 of this Schedule 13E-3. Upon completion of the Merger, in order for a shareholder to receive the Merger Consideration, the shareholder or his, her or its duly authorized representative must comply with the instructions to receive such payment set forth in the Notice of Merger and Appraisal Rights and Letter of Transmittal, including delivery to the Paying Agent for the Merger of a properly completed and executed Letter of Transmittal. The Notice of Merger and Appraisal Rights and Letter of Transmittal will be mailed to shareholders of record of Bluegreen as of the effective time of the Merger within 10 calendar days following the effective time of the Merger. Shareholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. It is the Filing Persons’ position that delivery of an executed Letter of Transmittal in order to receive the Merger Consideration will constitute a waiver of statutory appraisal rights.
The Merger will be accounted for as Woodbridge’s acquisition of the noncontrolling interest of Bluegreen.
For U.S. federal income tax purposes generally, the receipt of cash by a U.S. Holder pursuant to the Merger or pursuant to the U.S. Holder’s exercise of statutory appraisal rights in connection with the Merger will be a taxable sale of the holder’s shares of Bluegreen’s common stock. For additional discussion of the material U.S. federal tax considerations of the Merger, see “Certain U.S. Federal Income Tax Considerations” beginning on page 14 of this Schedule 13E-3. Each shareholder is urged to consult his, her or its tax advisor with respect to the particular tax consequences of the Merger to such shareholder, including the applicability and effect of foreign, state, local, and other tax laws, and possible changes in tax law.
(c) Different Terms.   All holders of Bluegreen’s common stock other than Woodbridge will be treated as described above under “Material Terms” of this Item 4 and, as described therein, be entitled to the Merger Consideration or statutory appraisal rights with respect to the shares of Bluegreen’s common stock that they own at the effective time of the Merger. Woodbridge will not receive cash consideration in connection with the Merger but will be the sole shareholder of Bluegreen following the Merger.
(d) Appraisal Rights.   Under the FBCA, Bluegreen’s shareholders as of the effective time of the Merger who comply with the requirements for exercising and perfecting appraisal rights set forth in Sections 607.1301 to 607.1333 of the FBCA will be entitled to receive from Woodbridge, in lieu of the Merger Consideration otherwise payable for the shares of Bluegreen’s common stock owned by them at the effective time of the Merger, a cash payment in an amount equal to the “fair value” of those shares. As described below, “fair value” under the appraisal rights provisions of the FBCA means the value of the shares determined immediately preceding the consummation of the Merger and excluding any appreciation or depreciation in anticipation of the Merger (unless exclusion would be inequitable). This amount could be more than, less than or equal to the Merger Consideration of  $16.00 per share that the shareholder would otherwise have been entitled to receive in connection with the Merger. A shareholder that wishes to exercise his, her or its appraisal rights in connection must strictly comply with the procedures set forth in Sections 607.1301 to 607.1333 of the FBCA, a summary of which is set forth below and the complete text of which is attached as Exhibit (f) to this Schedule 13E-3 and will also be included in the Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to shareholders of record of Bluegreen as of the effective time of the Merger within 10 calendar days following the effective time of the Merger. Unless stated otherwise, references to “shareholder(s)” in the following summary refer to record shareholder(s) of Bluegreen as of the effective time of the Merger.

If the Merger is consummated, then within ten days after effective date of the Merger, Woodbridge will provide written notice of the effectiveness of the Merger and the availability of appraisal rights under the FBCA (the “Notice of Merger and Appraisal Rights”) to each shareholder. As required by Sections 607.1301 to 607.1333 of the FBCA, the Notice of Merger and Appraisal Rights will (i) include a complete copy of such statutes, an appraisal election form and the required financial statements of Bluegreen, and (ii) set forth Woodbridge’s estimate of the “fair value” of the shares of Bluegreen’s common stock (as determined in accordance with the FBCA) and Woodbridge’s offer to pay such amount to the shareholder in exchange for each share of Bluegreen’s common stock owned by the shareholder at the effective time of the Merger (in lieu of the Merger Consideration).
A shareholder asserting appraisal rights must execute and return the appraisal election form to Woodbridge in accordance with the terms of the Notice of Merger and Appraisal Rights on or before the date specified therein (which will not be fewer than 40 or more than 60 days after the date on which the Notice of Merger and Appraisal Rights was mailed). A shareholder who timely complies with such requirement and does not timely withdraw his, her or its appraisal rights demand (as described in further detail below) will not have any rights with respect to BBX Capital, Woodbridge, Bluegreen or the Merger other than the right to receive the “fair value” of his, her or its shares in accordance with the appraisal rights procedures. A dissenting shareholder who does not execute and return the appraisal election form by the date set forth in the Notice of Merger and Appraisal Rights will irrevocably lose his, her or its appraisal rights and will thereafter be entitled to receive the Merger Consideration of  $16.00, without interest and less any applicable withholding taxes, in exchange for each share of Bluegreen’s common stock owned by such shareholder at the effective time of the Merger.
A shareholder who complies with the requirements for asserting and exercising appraisal rights but subsequently wishes to withdraw from the appraisal process may do so by providing Woodbridge with written notification of such withdrawal by the deadline set forth in the Notice of Merger and Appraisal Rights (which will not be more than 20 days after the date on which the appraisal election form was due). Any such written notification of withdrawal must be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to Woodbridge Holdings Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Corporate Secretary. A shareholder who fails to timely withdraw from the appraisal process may not thereafter withdraw without Woodbridge’s written consent.
A shareholder wishing to assert appraisal rights must do so with respect to all of the shares of Bluegreen’s common stock registered in his, her or its name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify Woodbridge in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to Woodbridge the record shareholder’s written consent to the assertion of such appraisal rights before the date specified in the Notice of Merger and Appraisal Rights and does so with respect to all shares that are beneficially owned by the beneficial shareholder.
If a shareholder timely accepts Woodbridge’s “fair value” offer set forth in the Notice of Merger and Appraisal Rights, payment will be made within 90 days after Woodbridge receives the appraisal election form from the shareholder. A shareholder who is dissatisfied with Woodbridge’s “fair value” offer set forth in the Notice of Merger and Appraisal Rights must include in his, her or its returned appraisal election form the shareholder’s estimate of the “fair value” of his, her or its shares, as well as a demand for payment in such amount plus interest. Otherwise, the shareholder will be entitled to payment of only the amount offered by Woodbridge in the Notice of Merger and Appraisal Rights. Pursuant to the FBCA, interest accrues from the effective date of the Merger until the date of payment at the interest rate on judgments in Florida on the effective date of the Merger. Once Woodbridge has made payment of an agreed upon value to a shareholder, such shareholder will cease to have any interest in, or rights with respect to, his, her or its shares.

If Woodbridge and a shareholder who has exercised appraisal rights are unable to agree on the “fair value” of the shares of Bluegreen’s common stock, then within 60 days after Woodbridge’s receipt of the dissenting shareholder’s payment demand described above, Woodbridge may file an appraisal action in a court of competent jurisdiction in Broward County, Florida requesting that the “fair value” of the shares of Bluegreen’s common stock be determined by the court. If Woodbridge fails to file such proceeding within such 60-day period, any shareholder who has exercised appraisal rights and made a timely payment demand based on his, her or its estimate of the “fair value” of Bluegreen’s common stock may file the appraisal action. All dissenting shareholders, other than those who have agreed upon a “fair value” with Woodbridge, will be deemed to be parties to the proceeding. In such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of  “fair value.” Each shareholder that is a party to the appraisal rights proceeding will be entitled to receive a payment from Woodbridge in the amount determined by the presiding court within ten days after final determination of the proceeding. Upon payment of the amount determined by the court, the shareholders will cease to have any interest in, or rights with respect to, their shares Bluegreen’s common stock.
The court in an appraisal rights proceeding will determine the cost and expense of such proceeding, and such costs and expenses will be assessed against Woodbridge. However, all or any part of such costs and expenses may be apportioned and assessed against all or some of the shareholders that are parties to the proceeding in such amount as the court deems equitable if the court determines that such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court may also assess the fees and expenses of counsel and experts for the respective parties in the amounts the court finds equitable (i) against Woodbridge if the court finds that it did not substantially comply with the requirements applicable to it under Sections 607.1320 and 607.1322 of the FBCA or (ii) against any party which the court finds acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. In the event Woodbridge fails to make any required payments, the shareholders to which such payments are due may sue directly for the amount owed and, to the extent successful, will be entitled to recover all costs and expenses of the suit, including attorneys’ fees.
The foregoing discussion does not constitute any legal or other advice nor does it constitute a recommendation as to whether any shareholder should exercise or waive appraisal rights. In addition, the foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the FBCA and is qualified in its entirety by reference to the full text of Sections 607.1301 to 607.1333 of the FBCA, which is attached as Exhibit (f) to this Schedule 13E-3 and will be included with the Notice of Merger and Appraisal Rights, which will be mailed to shareholders of record of Bluegreen as of the effective time of the Merger within 10 calendar days following the effective time of the Merger. The Filing Persons believe that Florida law generally provides that appraisal rights are the sole remedy for any shareholder claims associated with the Merger. The statutory right to seek appraisal is complicated and any failure to properly comply with the requirements will result in an irrevocable loss of appraisal rights. Accordingly, you are encouraged to read the appraisal rights statutes carefully and in their entirety and to seek advice from legal counsel if you wish to exercise appraisal rights. It is the Filing Persons’ position that delivery of an executed Letter of Transmittal in order to receive the Merger Consideration will constitute a waiver of statutory appraisal rights.
(e) Provisions For Unaffiliated Security Holders.   The Filing Persons do not intend to grant the Unaffiliated Shareholders special access to Bluegreen’s corporate files in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services for the Unaffiliated Shareholders.
(f) Eligibility for Listing or Trading.   Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions.   BBX Capital may be deemed to be controlled by Alan B. Levan, BBX Capital’s Chairman and Chief Executive Officer, and John E. Abdo, BBX Capital’s Vice Chairman. Together, Mr. Alan Levan and Mr. Abdo may be deemed to beneficially own shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing approximately 77% of BBX Capital’s total voting power. Mr. Alan Levan and Mr. Abdo also serve as the non-executive Chairman of the Board of Directors of Bluegreen and the non-executive Vice Chairman of the Board of Directors of Bluegreen, respectively. In addition, (i) Jarett S. Levan, the son of Mr. Alan Levan, is the President and a director of BBX Capital and a director of Bluegreen, (ii) Seth M. Wise is an Executive Vice President and director of BBX Capital and a director of Bluegreen, (iii) Raymond S. Lopez, Executive Vice President and Chief Financial Officer of BBX Capital, is the former Chief Accounting Officer and Senior Vice President of Bluegreen and continues to perform certain services for Bluegreen in a non-executive capacity, (iv) Susan J. Saturday, Executive Vice President and Chief Human Resources Officer of BBX Capital, served in the same capacity at Bluegreen until April 30, 2018, and (v) Norman H. Becker is a non-employee director of each of BBX Capital and Bluegreen. Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise do not receive compensation for their service on Bluegreen’s Board of Directors. Mr. Lopez and Ms. Saturday earned total compensation from Bluegreen of  $26,000 and approximately $535,000, respectively, for the year ended December 31, 2017, and $26,000 and approximately $195,000, respectively, for the year ended December 31, 2018. In addition, Mr. Becker received compensation for his service on Bluegreen’s Board of Directors and its committees of $85,000 for each of the years ended December 31, 2017 and 2018.
During the years ended December 31, 2017 and 2018, Bluegreen paid subsidiaries of BBX Capital approximately $1.5 million and $1.6 million, respectively, for management advisory, risk management, administrative and other services.
On April 17, 2015, BBX Capital entered into a Loan Agreement and Promissory Note with a wholly owned subsidiary of Bluegreen pursuant to which Bluegreen’s subsidiary provided an $80 million loan to BBX Capital. Amounts outstanding on the loan bore interest at a rate of 10% per annum until July 2017 when the interest rate was reduced to 6% per annum. Payments of interest are required on a quarterly basis, with all outstanding amounts being due and payable at the end of the five-year term of the loan. BBX Capital is permitted to prepay the loan in whole or in part at any time, and prepayments will be required, to the extent necessary, in order for Bluegreen or its subsidiaries to remain in compliance with covenants under their outstanding indebtedness. During the years ended December 31, 2017 and 2018, BBX Capital paid approximately $6.4 million and $4.8 million, respectively, of interest expense on the loan.
On May 8, 2015, BBX Capital and its subsidiaries, including Woodbridge, Bluegreen and their respective subsidiaries, entered into an Agreement to Allocate Consolidated Income Tax Liability and Benefits (the “Consolidated Tax Agreement”) pursuant to which, among other customary terms and conditions, the parties agreed to file consolidated federal tax returns. Pursuant to the Consolidated Tax Agreement, the parties calculate their respective income tax liabilities and attributes as if each of them were a separate filer. If any tax attributes are used by another party to the Consolidated Tax Agreement to offset its tax liability, the party providing the benefit will receive an amount for the tax benefits realized. During the years ended December 31, 2017 and 2018, Bluegreen paid BBX Capital approximately $39.4 million and $23.1 million pursuant to the Consolidated Tax Agreement.
(b) Significant Corporate Events.   See “Background of the Merger” beginning on page 8 of this Schedule 13E-3.
(c) Negotiations or Contacts.   See “Background of the Merger” beginning on page 8 of this Schedule 13E-3.
(e) Agreements Involving the Subject Company’s Securities.   There are no agreements, arrangements or understandings with respect to the securities of Bluegreen between the Filing Persons (or, to the knowledge of the Filing Persons, any of the individuals listed on Annex B hereto) and any other person.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired.   The shares of Bluegreen’s common stock acquired by Woodbridge in the Merger will be canceled.
(c) Plans.   It is currently expected that, following the consummation of the Merger, the business and operations of Bluegreen will, except as set forth in this Schedule 13E-3, continue to be conducted by Bluegreen, as the surviving corporation of the Merger, substantially as they currently are being conducted. Additionally, except as described in this Schedule 13E-3, the Filing Persons do not have, and, to the knowledge of the Filing Persons, Bluegreen does not have, any plans, proposals or negotiations that relate to or would result in:

•
any extraordinary transaction involving Bluegreen or any of its subsidiaries, such as a merger, reorganization or liquidation;

•
any purchase, sale or transfer of a material amount of assets of Bluegreen or any of its subsidiaries;

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of Bluegreen;

•
any change in the present Board of Directors or management of Bluegreen; or

•
any other material change in Bluegreen’s corporate structure or business.

However, it is expected that BBX Capital and its directors and executive officers will (i) continue to evaluate the business and operations of Bluegreen and the other matters set forth above with a view to maximizing the potential of, or otherwise benefiting, the entire organization, and, in connection therewith, and (ii) pursue such actions as they deem appropriate under the circumstances and then-existing market conditions, which may include, without limitation, one or more of the actions set forth above.
In connection with the Merger, Bluegreen’s common stock will be delisted from the NYSE, will no longer be publicly traded, and will be deregistered under the Exchange Act, which will result in the suspension of Bluegreen’s duty to file reports under the Exchange Act. However, Bluegreen will continue to be an indirect subsidiary of BBX Capital, which is a public company and, as such, is subject to the reporting requirements of the Exchange Act and other rules and regulations of the SEC.
Item 7.   Purposes, Alternatives, Reasons and Effects.
See “Special Factors — Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 10 of this Schedule 13E-3 and “Certain U.S. Federal Income Tax Considerations” beginning on page 14 of this Schedule 13E-3.
Item 8.   Fairness of the Transaction.
See “Fairness of the Merger” beginning on page 16 of this Schedule 13E-3.
Item 9.   Reports, Opinions, Appraisals and Negotiations.
In connection with the determination of the Merger Consideration, Twinberry Partners, an independent valuation and corporate finance advisory firm, was engaged to provide certain analyses with respect to the value of Bluegreen’s common stock. See “Reports, Opinions, Appraisals and Negotiations” beginning on page 19 of this Schedule 13E-3 for a description of the valuation analyses performed by Twinberry Partners. The full text of the valuation analyses performed by Twinberry Partners is attached as Exhibit (c) to this Schedule 13E-3.
Other than the valuation analyses performed by Twinberry Partners for BBX Capital, neither Bluegreen nor any of its affiliates, including any of the Filing Persons, has received any report, opinion or appraisal from an outside party that is materially related to the Merger.
Item 10.   Source and Amounts of Funds or Other Consideration.
(a) Source of Funds.   The total amount of funds expected to be required to pay the aggregate Merger Consideration for all shares of Bluegreen’s common stock not owned by Woodbridge and to pay related fees and expenses is estimated to be approximately $115.3 million, including approximately $370,000 of fees and expenses. It is expected that BBX Capital will contribute to Woodbridge, from BBX Capital’s cash on hand or otherwise available to it, the total amount of required funds immediately prior to the effective date of the Merger. None of BBX Capital, Woodbridge nor any of the other Filing Persons have any present plans for alternative funding.
(b) Conditions.   The Merger is not subject to any financing condition or any other conditions to completing the Merger. However, neither Woodbridge nor any other Filing Person is under any obligation to cause the Merger to be completed, and Woodbridge could decide to terminate the Merger at any time before it becomes effective.

(c) Expenses.   None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.
The following table sets forth the fees and expenses expected to be incurred by the Filing Persons in connection with the Merger. All amounts shown below are estimates, except the SEC registration fee.
Fees
Legal fees and expenses	$200,000
SEC registration fee	$13,933
Valuation analyses	$100,000
Paying Agent fees and expenses (including filing, printing and mailing)	$15,000
Miscellaneous fees and expenses	$40,000
Total	$368,933
(d) Borrowed Funds.   Not applicable.
Item 11.   Interest in Securities of the Subject Company.
(a) Securities Ownership.   To the knowledge of the Filing Persons, there were 74,445,923 shares of Bluegreen’s common stock outstanding as of February 28, 2019. Woodbridge directly owns 67,261,010 shares of Bluegreen’s common stock, which represents approximately 90.3% of the total outstanding shares of Bluegreen’s common stock. The shares of Bluegreen’s common stock held by Woodbridge may be deemed to be beneficially owned by each of BBX Capital, the parent company of Woodbridge, and by Alan B. Levan and John E. Abdo, who may be deemed to control BBX Capital by virtue of their ownership of shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing a majority of the total voting power of BBX Capital’s voting securities. Mr. Alan Levan and Mr. Abdo each also directly own 20,000 shares of Bluegreen’s common stock. In addition, Jarett S. Levan and Seth M. Wise each directly own 7,500 shares of Bluegreen’s common stock, Raymond S. Lopez directly owns 3,500 shares of Bluegreen’s common stock, and Susan J. Saturday directly owns 3,000 shares of Bluegreen’s common stock. The shares of Bluegreen’s common stock directly owned by Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan, Mr. Wise, Mr. Lopez and Ms. Saturday were purchased in Bluegreen’s IPO at the public offering price of $14.00 per share and settled on November 21, 2017. These shares, in each case, represent less than 1% of the outstanding shares of Bluegreen’s common stock. Except as described above, none of the Filing Persons nor, to the knowledge of the Filing Persons, any of the directors or executive officers of BBX Capital, Woodbridge or Merger Sub beneficially own any shares of Bluegreen’s common stock.
(b) Securities Transactions.   None of the Filing Persons nor, to the knowledge of the Filing Persons, any of the directors or executive officers of BBX Capital, Woodbridge or Merger Sub engaged in any transactions in Bluegreen’s common stock during the past sixty days.
Item 12.   The Solicitation or Recommendation.
Not applicable.
Item 13.   Financial Statements.
(a) Financial Information.   The audited consolidated financial statements of Bluegreen as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 are incorporated herein by reference to the Consolidated Financial Statements of Bluegreen included as Item 8 to Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Bluegreen Form 10-K”). The unaudited consolidated financial statements of Bluegreen as of September 30, 2018 and for interim periods ended September 30, 2018 and 2017 are incorporated herein by reference to the Consolidated Financial Statements of Bluegreen included as Item 1 to Bluegreen’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (the “Bluegreen Form 10-Q”).
The Bluegreen Form 10-K, the Bluegreen Form 10-Q and Bluegreen’s other reports and filings with the SEC are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at www.sec.gov.
(b) Pro Forma Information.   Pro forma financial information reflecting the effect of the Merger on Bluegreen is not material.
(c) Summary Information.   Set forth below is certain selected consolidated financial information with respect to Bluegreen. Such selected consolidated financial data has been excerpted or derived by the Filing Persons from the audited consolidated financial statements of Bluegreen contained in the Bluegreen Form 10-K and the unaudited consolidated financial statements of Bluegreen contained in the Bluegreen Form 10-Q. More comprehensive financial and other information is included in the Bluegreen Form 10-K and the Bluegreen Form 10-Q and in other documents filed by Bluegreen with the SEC. The following selected consolidated financial information is qualified in its entirety by reference to the Bluegreen Form 10-K, the Bluegreen Form 10-Q, and the other documents filed by Bluegreen with the SEC, and all of the financial information (including any related notes and schedules) contained or incorporated by reference therein. The following selected consolidated financial information should be read in conjunction with the consolidated financial statements, related notes, and other financial information of Bluegreen incorporated by reference herein.
(dollars in thousands, except per share data)
	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2017	2016	2015	2018	2017
Statement of Operations Data:
Sales of VOIs	$239,662	$266,142	$259,236	$195,412	$176,094
Fee-based sales commission revenue	229,389	201,829	173,659	167,581	179,046
Other fee-based services revenues	111,819	103,448	97,539	89,472	83,442
Cost reimbursements	—	—	—	47,157	40,660
Interest income	86,876	89,510	84,331	63,771	65,673
Other income, net	312	1,724	2,883	1,269	—
Total revenues	$668,058	$662,653	$617,648	$564,662	$544,915
Net income	138,310	84,776	82,009	77,682	69,597
Net income attributable to shareholder(s)	$125,526	$74,951	$70,304	$68,173	$60,179
Per Share Data:
Basic/diluted earnings attributable to shareholder(s)	$1.76	$1.06	$0.99	$0.91	$0.85

	As of December 31,			As of September 30,
	2017	2016	2015	2018	2017
Balance Sheet Data:
Notes receivable, net	$431,801	$430,480	$415,598	$439,484	$429,356
Inventory	281,291	238,534	220,211	325,532	269,241
Total assets	1,236,424	1,128,632	1,083,151	1,336,992	1,172,343
Total debt obligations – non recourse	336,421	327,358	314,024	335,680	347,308
Total debt obligations – recourse	255,275	255,057	256,752	306,751	237,722
Total shareholders’ equity	382,231	249,436	244,485	425,175	268,493
Noncontrolling interests	42,286	40,772	43,197	47,630	46,250
Total equity	424,517	290,208	287,682	472,805	314,743
Per Share Data:
Book value per share	$5.11	$3.51	$3.44	$5.69	$3.78
	As of and for the Years Ended December 31,			As of and for the Nine Months Ended September 30,
	2017	2016	2015	2018	2017
Other Financial Data:
System-wide sales of VOIs	$616,650	$605,392	$552,723	$478,111	$467,341
Number of Bluegreen Vacation Club/Vacation Club Associate resorts at period end	67	65	65	69	67
Total number of sale transactions	40,705	45,340	43,576	30,959	30,638
Average sales volume per guest	$2,479	$2,263	$2,381	$2,647	2,442
Basic/diluted shares outstanding at period end	74,734	70,998	70,998	74,734	70,998
Weighted average basic/diluted shares outstanding	71,448	70,998	70,998	74,734	70,998

*
The number of shares outstanding and per share dollar amounts derived therefrom, in each case, as set forth in the table above, reflect the stock split effected by Bluegreen in connection with its IPO during November 2017 as if such stock split was effected on January 1, 2015.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.   There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.
(b) Employees and Corporate Assets.   No employees or corporate assets of Bluegreen will be used by the Filing Persons in connection with the Merger, except for assistance by certain financial personnel of Bluegreen, including its Chief Financial Officer and Chief Accounting Officer, in connection with the preparation of the selected consolidated financial information set forth in Item 13(c) of this Schedule 13E-3, and contribution by officers of Bluegreen of time and effort to consummate the Merger. See also “Item 5(a). Past Contacts, Transactions, Negotiations and Agreements — Transactions” beginning on page 28 of this Schedule 13E-3 for information regarding the positions at Bluegreen of certain of the executive officers and directors of BBX Capital.
Item 15.   Additional Information.
None.

Item 16.   Exhibits.
(a)(1)
Form of Notice of Merger and Appraisal Rights and Letter of Transmittal*

(a)(2)
Press release issued by BBX Capital, dated March 4, 2019

(b)
None

(c)
Valuation Analysis of Twinberry Partners, LLC, dated March 1, 2019

(d)
None

(f)
Sections 607.1301 – 607.1333 of the Florida Business Corporation Act

(g)
None

*
To be filed by amendment.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 5, 2019
BBX CAPITAL CORPORATION
By: /s/ Alan B. Levan Name: Alan B. Levan Title: Chairman and Chief Executive Officer
WOODBRIDGE HOLDINGS CORPORATION
By: /s/ Alan B. Levan Name: Alan B. Levan Title: President
BXG ACQUISITION SUB CORPORATION
By: /s/ Alan B. Levan Name: Alan B. Levan Title: President

ANNEX A

Plan of Merger
Pursuant to Section 607.1104 of the Florida Business Corporation Act (the “FBCA”), the following Plan of Merger (“Plan”) is adopted on March 1, 2019 by the Board of Directors of Woodbridge Holdings Corporation, a Florida corporation (“Parent”):
FIRST:   As of the date hereof, Parent owns (a) approximately 90.3% of the outstanding shares of common stock, par value $0.01 per share (“Bluegreen Common Stock”), of Bluegreen Vacations Corporation, a Florida corporation (“Bluegreen”), which is the only class of outstanding capital stock of Bluegreen, and (b) all of the outstanding shares of common stock, par value $0.01 per share (“Merger Sub Common Stock”), of BXG Acquisition Sub Corporation, a Florida corporation (“Merger Sub”), which is the only class of outstanding capital stock of Merger Sub.
SECOND:   Subject to the terms and conditions of this Plan, Merger Sub shall be merged with and into Bluegreen in accordance with Section 607.1104 of the FBCA, and with the effects set forth in Section 607.1106 of the FBCA (the “Merger”). Bluegreen shall be the surviving corporation in the Merger, shall, by virtue of the Merger, become a wholly owned subsidiary of Parent, and shall continue to be governed by the laws of the State of Florida. The separate corporate existence of Merger Sub shall cease upon the effectiveness of the Merger.
THIRD:   The Merger shall become effective upon filing of the Articles of Merger related to the Merger with the Florida Department of State (such time of effectiveness, the “Effective Time”).
FOURTH:   The effect of the Merger on the shares of common stock of Bluegreen and Merger Sub outstanding at the Effective Time are as follows:
SECTION 1. CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Bluegreen or Merger Sub, or the holders of any shares of capital stock of Parent, Bluegreen or Merger Sub:
(a) Bluegreen Common Stock.
(i) Each share of Bluegreen Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and (other than shares held by Parent and shares held by shareholders who duly exercise and perfect appraisal rights in accordance with the FBCA) converted automatically into the right to receive $16.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”).
(ii) Each share of Bluegreen Common Stock owned by Parent immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be paid in exchange therefor.
(iii) Each share of Bluegreen Common Stock issued and outstanding immediately prior to the Effective Time held by a shareholder who properly exercises and perfects appraisal rights with respect to such shares pursuant to the FBCA (“Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such shareholder shall be entitled to receive the “fair value” of such shares as determined in accordance with the FBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and such holder shall cease to have any rights with respect thereto, except the right to receive the “fair value” of such shares as determined in accordance with the FBCA), unless and until such shareholder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the FBCA. If any holder of Dissenting Shares shall have failed to perfect appraisal rights or shall have effectively withdrawn or lost such rights, such shareholder’s shares of Bluegreen Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration.
(iv) After the Effective Time, there shall be no transfers of Bluegreen Common Stock on the stock transfer books of Bluegreen other than to settle transfers of shares that occurred prior to the Effective Time.

(b) Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of Bluegreen, as the surviving corporation of the Merger, so that after the Effective Time, Woodbridge shall be the holder of all of the issued and outstanding capital stock of Bluegreen.
SECTION 2. DELIVERY OF MERGER CONSIDERATION.
(a) Paying Agent; Deposit of Merger Consideration. Parent will at or prior to the Effective Time, authorize the paying agent chosen by Parent pursuant to an agreement (the “Paying Agent Agreement”) to act as paying agent for the Merger (the “Paying Agent”) and deposit with the Paying Agent the aggregate Merger Consideration payable to shareholders of Bluegreen Common Stock in accordance with Section 1 above (the “Payment Fund”).
(b) Payment of Merger Consideration.
(i) As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of Bluegreen Common Stock immediately prior to the Effective Time whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1 above a customary letter of transmittal (the “Letter of Transmittal”), together with the Notice of Merger and Appraisal Rights to be provided by Parent and instructions for completing, executing and delivering the Letter of Transmittal to the Paying Agent in exchange for the right to receive the Merger Consideration to which such shareholder is entitled.
(ii) Upon delivery to the Paying Agent of a properly completed and executed Letter of Transmittal, the shareholder will be entitled to receive, promptly thereafter, the Merger Consideration to which such shareholder is entitled pursuant to Section 1 above. Until so delivered, each such share of Bluegreen Common Stock outstanding shall represent after the Effective Time, for all purposes, only the right to receive, without interest and less any applicable withholding taxes, the Merger Consideration to which such shareholder is entitled pursuant to Section 1 above.
(iii) Any portion of the Payment Fund that remains unclaimed by the former shareholders of Bluegreen as of the six-month anniversary of the Effective Time shall be paid to Parent. In such event, any former shareholders of Bluegreen entitled to the Merger Consideration who have not theretofore complied with the procedures for receiving the Merger Consideration shall thereafter look only to Parent with respect to the Merger Consideration, without any interest thereon. Notwithstanding the foregoing, none of Parent, Bluegreen, Merger Sub, the Paying Agent or any other person shall be liable to any former shareholder of Bluegreen or any affiliate or representative thereof for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(iv) The Paying Agent (or, subsequent to the earlier of  (x) the six-month anniversary of the Effective Time and (y) the expiration or termination of the Paying Agent Agreement, Parent) shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Plan to any holder of Bluegreen Common Stock such amounts as the Paying Agent or Parent, as the case may be, is required to deduct and withhold under the Internal Revenue Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Paying Agent or Parent, as applicable, and timely paid over to the appropriate governmental authority, such withheld amounts shall be treated for all purposes of this Plan as having been paid to the holder of shares of Bluegreen Common Stock in respect of whom such deduction and withholding was made by the Paying Agent or Parent, as applicable.

FIFTH:   Holders of Bluegreen Common Stock, who, except for the applicability of Section 607.1104 of the FBCA, would be entitled to vote and who dissent from the Merger pursuant to Section 607.1321 of the FBCA, may be entitled, if they comply with the provisions of Sections 607.1301 through 607.1333 of the FBCA regarding appraisal rights of dissenting shareholders, to be paid the “fair value” of their shares of Bluegreen Common Stock, as determined in accordance with the FBCA, in lieu of the Merger Consideration.
SIXTH:   The directors of Bluegreen immediately prior to the Effective Time shall be the directors of Bluegreen immediately following the Effective Time (unaffected by the Merger) and shall continue as such until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, in accordance with the applicable provisions of the Articles of Incorporation and Bylaws of Bluegreen and the FBCA. The officers of Bluegreen immediately prior to the Effective Time shall be, in the same capacities, the officers of Bluegreen immediately following the Effective Time (unaffected by the Merger) and shall continue as such until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified, in accordance with the applicable provisions of the Articles of Incorporation and Bylaws of Bluegreen and the FBCA. The Articles of Incorporation of Bluegreen, as in effect immediately prior to the Effective Time, shall remain the Articles of Incorporation of Bluegreen (unaffected by the Merger), until thereafter amended as provided therein and in accordance with the FBCA. The Bylaws of Bluegreen, as in effect immediately prior to the Effective Time, shall remain the Bylaws of Bluegreen (unaffected by the Merger), until thereafter amended as provided therein and in the Articles of Incorporation of Bluegreen (if applicable) and in accordance with the FBCA.
SEVENTH:   Notwithstanding its execution of this Plan, the Parent may, in its sole discretion, at any time prior to the Effective Time, abandon the Plan and cause the Merger not to be effected.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent has caused this Plan to be executed by its duly authorized officer as of the date first above written.
WOODBRIDGE HOLDINGS CORPORATION, a Florida corporation
By: /s/ Raymond S. Lopez Raymond S. Lopez, Chief Financial Officer

ANNEX B

Directors and Executive Officers of BBX Capital, Woodbridge and Merger Sub
The following tables set forth the name, position, current principal occupation or employment, and material occupations, positions, offices or employments during the past five years for each director and executive officer of BBX Capital, Woodbridge and Merger Sub, as well as the name, principal business and address of any corporation or other organization in which the individual’s current principal employment or occupation or material employment or occupation during the past five years is or was conducted. Except as otherwise indicated below, the business address of each of the directors and executive officers set forth below is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.
Directors and Executive Officers of BBX Capital
Name	Position with BBX Capital	Principal Occupation or Employment and Five-Year Material Employment History
Alan B. Levan	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of BBX Capital since February 2017; Chairman, Chief Executive Officer and President of BBX Capital from 1978 until December 2015; Founder and strategic advisor to BBX Capital’s Board of Directors from December 2015 through February 2017; Chairman and Chief Executive Officer of BCC(1) from 1994 until December 2015 and from February 2017 to present; Non-executive Chairman of the Board of Bluegreen since May 2017 and from May 2002 to December 2015; non-executive employee of Bluegreen from May 2015 until February 2017.
John E. Abdo	Vice Chairman	Vice Chairman of BBX Capital since 1993; Vice Chairman of BCC(1) since 1994; President of Abdo Companies, Inc., a real estate company (1350 NE 56th Street, Suite 200, Fort Lauderdale, Florida 33334); Non-executive Vice Chairman of the Board of Bluegreen since 2002, except for the period from December 2015 until August 2017, during which time he served as non-executive Acting Chairman of the Board of Bluegreen.
Jarett S. Levan	President and Director	President of BBX Capital and BCC(1); Acting Chairman and Chief Executive Officer of BBX Capital from December 2015 to February 2017; Executive Vice President of BBX Capital from April 2011 until December 2015; Acting Chairman and Chief Executive Officer of BCC(1) from December 2015 until December 2016; Director of BBX Capital since 2009; Director of Bluegreen since August 2017.
Seth M. Wise	Executive Vice President and Director	Executive Vice President of BBX Capital since 2009 and BCC(1) since 2012; Director of BBX Capital since 2009; Director of Bluegreen since August 2017.

Name	Position with BBX Capital	Principal Occupation or Employment and Five-Year Material Employment History
Raymond S. Lopez	Executive Vice President, Chief Financial Officer and Chief Risk Officer	Executive Vice President, Chief Financial Officer and Chief Risk Officer of BBX Capital since March 2015; Chief Financial Officer of BCC(1) since March 2015; Chief Accounting Officer of Bluegreen from 2005 until March 2015; Senior Vice President of Bluegreen from 2007 until March 2015.
Susan J. Saturday	Executive Vice President and Chief Human Resources Officer	Chief Human Resources Officer of BBX Capital since June 2016; Executive Vice President of BBX Capital since April 2018; Senior Vice President of BBX Capital from June 2016 to April 2018; Chief Human Resources Officer of Bluegreen from 2004 to April 2018; Executive Vice President of Bluegreen from October 2017 to April 2018; Senior Vice President of Bluegreen from 2004 to October 2017.
Norman H. Becker	Director	Self-employed as a Certified Public Accountant with Norman H. Becker, P.A.; Director of BBX Capital since 2016 after serving as a director of BCC(1) since 2013; Director of Bluegreen since 2003.
Andrew R. Cagnetta	Director	Chief Executive Officer of Transworld Business Advisors, LLC, an international business brokerage firm (2121 Vista Parkway, West Palm Beach, Florida 33411); Director of BBX Capital since August 2018.
Steven M. Coldren	Director	President/Founder of Business Information Systems, Inc., a distributor of commercial recording systems (1350 NE 56th Street, Suite 300, Fort Lauderdale, Florida 33334); Director of BBX Capital since 2016 after serving as a director of BCC(1) since 1986.
Darwin Dornbush	Director	Attorney in private practice since January 2015; Partner of the law firm of Dornbush Schaeffer Strongin & Venaglia, LLP (1001 Avenue of the Americas, 10th Floor New York, NY 10018) until January 2015; Director of BBX Capital since 2009.
Willis N. Holcombe	Director	Retired former Chancellor of the Florida College System until November 2011 and interim President of Florida State College at Jacksonville (101 W. State Street, Jacksonville, Florida 32202) during 2013; Director of BBX Capital since 2016 after serving as a director of BCC(1) since 2003.
Oscar Holzmann	Director	Retired former Associate Professor of Accounting at the University of Miami School of Business (5250 University Drive, Coral Gables, Florida 33146) until 2017; Director of BBX Capital since 2002.

Name	Position with BBX Capital	Principal Occupation or Employment and Five-Year Material Employment History
Joel Levy	Director	Vice Chairman of Adler Group, Inc., a commercial real estate company (3150 SW 38th Avenue, Suite 530, Miami, Florida 33146); Director of BBX Capital since 2009.
William Nicholson	Director	Principal of Heritage Capital Group, an investment banking firm (4417 Beach Blvd, Suite 302, Jacksonville, Florida 32207), since May 2010; Chief Compliance Officer of Heritage Capital Group; President of WRN Financial Corporation, a consulting and litigation support firm (4417 Beach Blvd, Suite 302, Jacksonville, Florida 32207), since 2004; Director of BBX Capital since 2009.
Anthony P. Segreto	Director	Retired former news anchor on NBC’s South Florida affiliate; Director of BBX Capital since 2016 after serving as a director of BCC(1) since 2012 and an advisory director of BCC(1) from 2009 to 2012.
Neil Sterling	Director	Principal of The Sterling Resources Group, Inc., a business development consulting firm (2132 Bayview Drive, Fort Lauderdale, Florida 33305), since 1998; Founder and Chief Executive Officer of SRG Technology, LLC, a software development company (330 SW 2nd Street, Suite 215, Fort Lauderdale, Florida 33312); Director of BBX Capital since 2003.
Charlie C. Winningham, II	Director	Private investor; Director of BBX Capital since 2016 after serving as a director of BCC(1) since 1976.

(1)
“BCC” refers to BBX Capital Corporation (formerly BankAtlantic Bancorp, Inc.), which, during December 2016, was merged with and into a wholly owned subsidiary of BFC Financial Corporation. Following such merger, BFC Financial Corporation changed its name to BBX Capital Corporation. The business address of BCC is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Directors and Executive Officers of Woodbridge
Name	Position with Woodbridge	Principal Occupation or Employment and Five-Year Material Employment History
Alan B. Levan	President and Director	See information for Alan B. Levan set forth under “Directors and Executive Officers of BBX Capital” above.
John E. Abdo	Vice President and Director	See information for John E. Abdo set forth under “Directors and Executive Officers of BBX Capital” above.
Seth M. Wise	Vice President and Director	See information for Seth M. Wise set forth under “Directors and Executive Officers of BBX Capital” above.
Jarett S. Levan	Vice President	See information for Jarett S. Levan set forth under “Directors and Executive Officers of BBX Capital” above.
Raymond S. Lopez	Chief Financial Officer	See information for Raymond S. Lopez set forth under “Directors and Executive Officers of BBX Capital” above.
Directors and Executive Officers of Merger Sub
Name	Position with Merger Sub	Principal Occupation or Employment and Five-Year Material Employment History
Alan B. Levan	President and Director	See information for Alan B. Levan set forth under “Directors and Executive Officers of BBX Capital” above.
John E. Abdo	Vice President and Director	See information for John E. Abdo set forth under “Directors and Executive Officers of BBX Capital” above.
Seth M. Wise	Vice President and Director	See information for Seth M. Wise set forth under “Directors and Executive Officers of BBX Capital” above.
Jarett S. Levan	Vice President	See information for Jarett S. Levan set forth under “Directors and Executive Officers of BBX Capital” above.
Raymond S. Lopez	Chief Financial Officer	See information for Raymond S. Lopez set forth under “Directors and Executive Officers of BBX Capital” above.